Exhibit 99.1

壹账通金融科技有限公司 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. (Incorporated in the Cayman Islands with limited liability) Stock Code : 6638 NYSE: OCFT 2022 Interim Report

Contents Corporate Information 2 Financial Performance Highlights 4 Business Review and Outlook 8 Management Discussion and Analysis 11 Corporate Governance and Other Information 18 Report on Review of Interim Financial Information 26 Unaudited condensed consolidated statement of 27 comprehensive income Unaudited condensed consolidated balance sheet 29 Unaudited condensed consolidated statement of 31 changes in equity Unaudited condensed consolidated statement of cash flows 33 Notes to the unaudited condensed consolidated interim 34 financial information

Corporate Information BOARD OF DIRECTORS Executive Director Mr. Chongfeng Shen (沈崇鋒) (Chairman and Chief Executive Officer) Dr. Wangchun Ye (葉望春) Ms. Rong Chen (陳蓉) Non-executive Directors Ms. Sin Yin Tan (陳心穎) Mr. Wenwei Dou (竇文偉) Mr. Min Zhu (朱敏) Ms. Wenjun Wang ( 王文君) Independent Non-executive Directors Dr. Yaolin Zhang (張耀麟) Mr. Tianruo Pu (濮天若) Mr. Wing Kin Anthony Chow (周永健) Mr. Koon Wing Ernest Ip (葉冠榮) AUDIT COMMITTEE Mr. Tianruo Pu (濮天若) (Chairperson) Mr. Wing Kin Anthony Chow (周永健) Mr. Koon Wing Ernest Ip (葉冠榮) COMPENSATION AND NOMINATION COMMITTEE Mr. Yaolin Zhang (張耀麟) (Chairperson) Ms. Rong Chen (陳蓉) Mr. Wing Kin Anthony Chow (周永健) JOINT COMPANY SECRETARIES Ms. Yanjing Jia ( 賈燕菁) Ms. Tang Wing Shan Winza (鄧頴珊) AUTHORISED REPRESENTATIVES Ms. Rong Chen (陳蓉) Ms. Tang Wing Shan Winza (鄧頴珊) LISTING INFORMATION AND STOCK CODE The Stock Exchange of Hong Kong Limited Stock Code: 6638 New York Stock Exchange Stock Ticker: OCFT REGISTERED OFFICE IN THE CAYMAN ISLANDS Maples Corporate Services Limited PO Box 309, Ugland House Grand Cayman, KY1-1104 Cayman Islands HEAD OFFICE 55 Floor, Ping An Financial Centre No. 5033 Yitian Road Futian District Shenzhen, Guangdong PRC PRINCIPAL PLACE OF BUSINESS IN HONG KONG Room 2701, Central Plaza 18 Harbour Road Wanchai, Hong Kong COMPANY’S WEBSITE www.ocft.com AUDITORS PricewaterhouseCoopers Certified Public Accountants Registered Public Interest Entity Auditor 22/F Prince’s Building Central Hong Kong 2 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

Corporate Information HONG KONG LEGAL ADVISOR Cleary Gottlieb Steen & Hamilton (Hong Kong) 37/F, Hysan Place 500 Hennessy Road Causeway Bay Hong Kong COMPLIANCE ADVISOR Somerley Capital Limited 20th Floor, China Building 29 Queen’s Road Central Hong Kong PRINCIPAL SHARE REGISTRAR AND TRANSFER OFFICE IN CAYMAN ISLANDS Maples Fund Services (Cayman) Limited PO Box 1093, Boundary Hall Cricket Square, Grand Cayman, KY1-1102 Cayman Islands HONG KONG BRANCH SHARE REGISTRAR Computershare Hong Kong Investor Services Limited Shops 1712-1716, 17th Floor, Hopewell Center 183 Queen’s Road East Wan Chai, Hong Kong PRINCIPAL BANK Ping An Bank Co., Ltd. Shenzhen Branch Ping An Bank Building No. 1099 Shennan Middle Road Futian District, Shenzhen PRC INTERIM REPORT 2022 3

Financial Performance Highlights • Revenue increased 20.4% to RMB2,152.7 million for the six months ended June 30, 2022 from RMB1,787.5 million for the corresponding period in 2021. • Gross margin was 35.3% for the six months ended June 30, 2022 as compared to 34.0% for the corresponding period in 2021; non-IFRS gross margin was 39.4% for the six months ended June 30, 2022 as compared to 42.9% for the corresponding period in 2021. • Operating loss was RMB632.5 million for the six months ended June 30, 2022, as compared to RMB741.5 million for the corresponding period in 2021. Operating margin was -29.4% compared to -41.5% for the corresponding period in 2021. Excluding the impact of listing expenses in connection with the Company’s listing in Hong Kong, adjusted operating loss1 3 amounted to RMB564.2 million for the six months ended June 30, 2022, compared with RMB741.5 million for the corresponding period in 2021. Adjusted operating margin improved to -26.2% for the six months ended June 30, 2022 from -41.5% corresponding period of 2021. • Net loss attributable to shareholders was RMB562.4 million for the six months ended June 30, 2022, as compared to RMB653.7 million for the corresponding period in 2021. Net profit margin improved to -26.1% for the six months ended June 30, 2022 compared to -36.6% for the corresponding period in 2021. Adjusted net loss to shareholders for the six months ended June 30, 2022 amounted to RMB494.0 million, as compared to RMB653.7 million for the corresponding period in 2021. Adjusted net profit margin improved to -22.9% for the six months ended June 30, 2022 from -36.6% for the corresponding period in 2021. • Net loss per ordinary share, basic and diluted, was RMB0.51 for the six months ended June 30, 2022 as compared to RMB0.59 for the corresponding period in 2021. Net loss per ADS, basic and diluted, was RMB1.53 for the six months ended June 30, 2022 as compared to RMB1.77 for the corresponding period in 2021. Each ADS represents three ordinary shares. 4 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

Financial Performance Highlights – In RMB’000, except percentages and Six Months Ended June 30, per ADS amounts 2022 2021 YoY (Unaudited) (Unaudited) Revenue Revenue from Ping An Group 1,231,282 1,000,300 23.1% Revenue from Lufax 236,463 164,638 43.6% Revenue from third-party customers2 684,958 622,573 10.0% Total 2,152,703 1,787,511 20.4% Gross profit 759,283 608,157 Gross margin 35.3% 34.0% Non-IFRS gross margin1 39.4% 42.9% Operating loss (632,513) (741,489) Adjusted operating loss1 3 (564,184) (741,489) Operating margin -29.4% -41.5% Adjusted operating margin1 3 -26.2% -41.5% Net loss to shareholders (562,374) (653,682) Net profit margin -26.1% -36.6% Adjusted net profit margin1 3 -22.9% -36.6% Net loss per share4, basic and diluted (0.51) (0.59) Notes: 1 For more details on this non-IFRS financial measure, please see the section entitled “Use of Unaudited Non-IFRS Financial Measures”. 2 Third-party customers refer to each customer with revenue contribution of less than 5% of our total revenue in the relevant period. These customers are a key focus of the Company’s diversification strategy. 3 Excludes listing expense RMB68.3 million for the six months ended June 30, 2022 in connection with the Company’s listing in Hong Kong. 4 Each ADS represents three ordinary shares. INTERIM REPORT 2022 5

Financial Performance Highlights Use of Unaudited Non-IFRS Financial Measures The unaudited consolidated financial information is prepared in accordance with International Financial Reporting Standards (“IFRS”). Non-IFRS measures are used in (i) gross profit and gross margin, adjusted to exclude non-cash items, which consist of amortization of intangible assets recognized in cost of revenue, depreciation of property and equipment recognized in cost of revenue, and share-based compensation expenses recognized in cost of revenue; and (ii) adjusted operating loss, adjusted operating margin, adjusted net loss to shareholders and adjusted net profit margin which exclude the impact of the listing expense in connection with the Company’s listing in Hong Kong. The management of the Company regularly review non-IFRS gross profit, non-IFRS gross margin, adjusted operating loss, adjusted operating margin, adjusted net loss to shareholders and adjusted net profit margin to assess the performance of our business. For example, by excluding non-cash items, non-IFRS gross profit and non-IFRS gross margin allow the Company’s management to evaluate the cash conversion of one dollar revenue on gross profit. And we believe that the adjusted operating loss, adjusted operating margin, adjusted net loss to shareholders and adjusted net profit margin facilitate a comparison of our operating performance from period to period by eliminating potential impacts of certain non-operational or non-recurring expenses that do not affect our ongoing operating performance. The Company uses these non-IFRS financial to evaluate our ongoing operations and for internal planning and forecasting purposes. The Company believes that non-IFRS financial information, when taken collectively, is helpful to investors because it provides consistency and comparability with past financial performance, facilitates period- to-period comparisons of results of operations, and assists in comparisons with other companies, many of which use similar financial information. The Company also believes that presentation of the non-IFRS financial measures provides useful information to our investors regarding our results of operations because it allows investors greater transparency to the information used by our management in its financial and operational decision making so that investors can see through the eyes of the Company’s management regarding important financial metrics that the management uses to run the business as well as allowing investors to better understand the Company’s performance. However, non-IFRS financial information is presented for supplemental informational purposes only, and should not be considered a substitute for financial information presented in accordance with IFRS, and may be different from similarly-titled non-IFRS measures used by other companies. In light of the foregoing limitations, you should not consider non-IFRS financial measure in isolation from or as an alternative to the financial measure prepared in accordance with IFRS. Whenever the Company uses a non- IFRS financial measure, a reconciliation is provided to the most closely applicable financial measure stated in accordance with IFRS. Investors and shareholders are encouraged to review the related IFRS financial measures and the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures. 6 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

Financial Performance Highlights The following table sets forth unaudited reconciliation of IFRS and non-IFRS results for the period indicated. Six months ended June 30, 2022 2021 (Unaudited) RMB’000 (Unaudited) RMB’000 Gross profit 759,283 608,157 Gross margin 35.3% 34.0% Non-IFRS adjustment – Amortization of intangible assets recognized in cost of revenue 85,867 156,640 – Depreciation of property and equipment recognized in cost of revenue 1,560 1,198 – Share-based compensation expenses recognized in cost of revenue 1,422 291 Non-IFRS Gross profit 848,132 766,286 Non-IFRS Gross margin 39.4% 42.9% Six months ended June 30, 2022 2021 (Unaudited) RMB’000 (Unaudited) RMB’000 Operating loss (632,513) (741,489) Operating margin -29.4% -41.5% Net loss to shareholders (562,374) (653,682) Net profit margin -26.1% -36.6% Adjustment – Listing expense in connection with the Company’s listing in Hong Kong 68,329 – Adjusted operating loss (564,184) (741,489) Adjusted operating margin -26.2% -41.5% Adjusted net loss to shareholders (494,045) (653,682) Adjusted net profit margin -22.9% -36.6% INTERIM REPORT 2022 7

Business Review and Outlook Business Review We are a technology-as-a-service provider for the financial services industry in China with an expanding international presence. We provide integrated technology solutions to financial institutional customers, including digital banking solutions and digital insurance solutions. We also provide digital infrastructure for financial institutions through our Gamma Platform. Our solutions and platform help financial institutions accelerate their digital transformation. We believe that our “technology + business” model is our key competitive advantage and a driving force of how we win new business and engage with our customers. 100% of large and joint-stock banks, 98% of city commercial banks, 63% of property and casualty insurance companies and 49% of life insurance companies in China have used at least one of our products since our inception. The regulatory authorities have put strategic importance on the digital transformation of financial institutions. In December 2021, the People’s Bank of China issued the FinTech Development Plan (2022-2025) (“Plan”), which proposed the guidelines for Fintech development, and emphasized the importance of accelerating the digital transformation of financial institutions. The Fintech development in the new period, as set out in the Plan, should also focus on technology-driven and data-enabled financial innovation to achieve a leapfrogging improvement in the overall level and core competitiveness by 2025. In January 2022, China Banking and Insurance Regulatory Commission issued the Guidelines on Digital Transformation of Banking and insurance Industry, requiring the top-level design for the digital transformation of financial institution. According to China Insights Industry Consultancy Limited, with the continuous improvement of the digitalization of financial institutions, the total technology spending of financial institutions in China is expected to reach RMB799.3 billion by 2025, at a compound annual growth rate at 23.6% from 2020 to 2025. In the first half of 2022, we managed to achieve solid business growth despite the pandemic impact. In the first half of 2022, our total revenue increased by 20.4% year-over-year to RMB2.15 billion, and the number of premium-plus customers increased by 18.6% year-over-year to 134. We also continued to improve our net profit margin, with the adjusted profit margin optimizing to -22.9%. We continued to implement our second-stage strategy to deepen engagement with our customers, further integrate and upgrade products and expand our financial service ecosystem and overseas markets. In the digital banking, we focus on engaging with existing customers and gradually upgrade single-module products to more integrated solutions. In terms of digital retail banking, we offered two integrated solutions: intelligent operation solution and intelligent risk management solution. In the first half of 2022, we carried out in-depth cooperation with a large- scale urban commercial bank in East China with RMB trillion assets and a rural commercial bank in South China with over RMB500 billion assets. The cooperation with the two banks started from digital transformation and relationship manager management, and gradually expanded to comprehensive solution covering marketing promotion, sales management and wealth management. Our digital commercial banking solutions integrate an intelligent service platform to assist banks’ relationship managers focusing on corporate business, an intelligent product development platform that facilitates the swift design and launch of corporate customer lending products, and an AI-empowered intelligent risk management platform that helps banks manage SME credit risks. In the first half of 2022, we continued to deepen our cooperation with a number of national joint-stock banks and foreign banks with RMB trillions of assets through our configurable and intelligent products. In a customer case we served, the loan scale has nearly doubled in six months after the product launch. 8 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

Business Review and Outlook In terms of our Gamma Platform, new products represented by AI customer service and core systems have continued to gain market and shown a strong momentum. Our AI customer service includes modules that use our award-winning AI technology to support financial institutions’ customer service functions, helping them reduce headcount requirements and improve efficiency at their call centers. Our intelligent voice services are not only equipped with advanced underlying AI voice engine and robotics platform technology, but also with models featuring rich financial scenarios and data (such as financial scenario dialogue flow chart, ASR speech recognition, NLP intention understanding), which can standardize AI financial scenarios, processes and training methodologies and enable financial institutions to promote AI remote services more quickly, improve AI application more effectively while reducing operating costs. Our intelligent voice products have been adopted by a number of third-party customers including national joint-stock banks with RMB trillion assets and customers in regulatory ecosystem. In addition, in light of the trend in transforming and upgrading bank core system, we have developed a cloud-based core system integrated with three core businesses: “loan core”, “deposit core” and “payment platform”, which can support full scenario access and be highly configurable in its architecture. It is an industry leading product which can be customized for each individual customer and deployed and launched within one week. We have continued to expand our overseas presence and achieved strong growth in recent years, especially in Hong Kong and Southeast Asia markets. We successfully launched our virtual bank in Hong Kong, Ping An OneConnect Bank, in 2020. In the first half of 2022, Ping An OneConnect Bank’s total gross revenue increased by more than 5 times year-over-year to RMB45.7 million, while its customer loans and advances increased by more than 2.3 times year-over-year to HK$1.7 billion. Ping An OneConnect Bank is the first virtual bank to provide flexible and efficient banking services for small and medium-sized enterprises. It is the first virtual bank to participate in the SME Financing Guarantee Scheme launched by the Hong Kong Mortgage Corporation Limited. In terms of loan approval, Ping An OneConnect Bank adopted Alternative Credit scoring to assess SMEs’ financing needs and credit risks more comprehensively and accurately. Ping An OneConnect Bank fills the gap in the demand for banking services from SME customers and helps financial inclusion. Despite the challenging business environment due to the epidemic, Ping An OneConnect Bank manages to maintain high asset quality as a result of its robust risk management structure and prudent provision policy. We started our business in Southeast Asia since 2018 to tap into Southeast Asia’s RMB10 billion financial digital transformation market. Our customers in Southeast Asia include small-and-medium-sized local banks as well as larger financial institutions, such as top three regional banks, twelve top local banks, and two of the world’s top insurance companies. As of June 30, 2022, we have expanded our overseas presence to 20 countries and territories, covering more than 160 customers. INTERIM REPORT 2022 9

Business Review and Outlook Recent Developments after the Reporting Period On July 4, 2022 (the “Listing Date”), we successfully achieved dual primary listing (the “Listing”) of our ordinary shares (the “Shares”) on the Main Board of The Stock Exchange of Hong Kong Limited (the “Stock Exchange”) under the stock code “6638” by way of introduction. Save as disclosed above, there are no other important events that have occurred since June 30, 2022 up to August 17, 2022, being the date of the interim results announcement of the Company (the “Latest Practicable Date”). Business Outlook In view of the development of digital economy, financial institutions are increasingly embracing digital transformation and more opportunities have been laid out for Fintech expansion. We kicked off with a solid start in 2022, and looking ahead to the second half of 2022, we will continue to implement our second-stage strategy of deepening customer engagement to focus on serving premium-plus customer and product integration. We also expect to continue to invest in research and development activities to improve the technologies and applications we employ in providing our solutions, and to optimize our product structure by integrating single-module products to more integrated solutions. As a key part of our ecosystem strategy, we will keep on exploring partnership with government agencies and industry partners. In overseas business, we will continue to explore opportunities to provide our solutions, which have been tested and proven in China, to underserved overseas markets with robust demands for digital transformation. Although the pandemic will have lasting impact on China’s macro economy throughout this year, we will continue to take preemptive measures, for example, increasing product usage charged stock-based fees and promoting remote project delivery. Our solid results in the first half of 2022 demonstrate the stability of our business and our capability to address the macro economic challenges. Looking ahead, we remain unchanged in focusing on growing revenue from our third-party customers and on our mid-term target to profitability. 10 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

Management Discussion and Analysis

Revenue

In RMB'000, except percentages	Six Months Ended June 30, 2022 (Unaudited)	2021 (Unaudited)	YoY
Technology Solution Segment[1]			
Implementation	**342,611**	328,023	4.4%
Transaction-based and support revenue			
Business origination services	**219,494**	236,250	-7.1%
Risk management services	**198,497**	204,977	-3.2%
Operation support services	**572,105**	486,716	17.5%
Cloud services platform	**665,207**	442,560	50.3%
Post-implementation support services	**26,794**	24,676	8.6%
Others	**82,295**	57,102	44.1%
Sub-total for transaction-based and support revenue	**1,764,392**	1,452,281	21.5%
Sub-total	**2,107,003**	1,780,304	18.4%
Virtual Bank Business			
Interest and commission	**45,700**	7,207	534.1%
Total	**2,152,703**	1,787,511	20.4%

Note:

1 Intersegment eliminations and adjustments are included under technology solution segment.

Our revenue increased by 20.4% to RMB2,152.7 million for the six months ended June 30, 2022 from RMB1,787.5 million for the corresponding period of 2021, primarily as a result of the increase in revenue from technology solution.

Technology Solution. Our revenue from technology solution increased by 18.4% to RMB2,107.0 million for the six months ended June 30, 2022 from RMB1,780.3 million for the corresponding period of 2021, primarily as a result of (i) the increase in revenue generated from operation support services by 17.5% to RMB572.1 million for the six months ended June 30, 2022 from RMB486.7 million for the corresponding period of 2021, benefiting from the roll-out of our gamma platform AI customer service and other products; and (ii) more demands for solutions in cloud services platform with revenue increased by 50.3% to RMB665.2 million for the six months ended June 30, 2022 from RMB442.6 million for the corresponding period of 2021, majorly benefitting from on-going digital transformation within in Ping An Insurance (Group) Company of China, Ltd. ("**Ping An**", together with its subsidiaries, the "**Ping An Group**").

Virtual Bank Business. Our interest and commission revenue increased significantly to RMB45.7 million for the six months ended June 30, 2022 from RMB7.2 million for the corresponding period of 2021, primarily due to the rapid growth in the business of our Hong Kong virtual bank.

INTERIM REPORT 2022 11

Management Discussion and Analysis Cost of Revenue Our cost of revenue increased by 18.2% to RMB1,393.4 million for the six months ended June 30, 2022 from RMB1,179.4 million for the corresponding period of 2021, primarily as a result of the increase in cost of revenue of technology solution. Technology Solution . Our cost of revenue of technology solution increased by 17.8% to RMB1,371.8 million for the six months ended June 30, 2022 from RMB1,164.5 million for the corresponding period of 2021. The increase was primarily driven by an increase in business service fees (which consist of business service fees under technology service fee, business origination fee, outsourcing labor costs, and other costs) and an increase in labor related costs (which consist of employee benefit expenses and labor related costs under technology service fee) as we continued to expand our business, offset by a decrease in amortization of intangible assets recognized in cost of revenue. Virtual Bank Business . Our cost of revenue of virtual bank business increased by 45.7% to RMB21.6 million for the six months ended June 30, 2022 compared with RMB14.8 million for the corresponding period of 2021, as a result of the rapid growth of our virtual bank’s banking business. Gross Profit and Gross Margin As a result of the foregoing, our gross profit increased by 24.8% to RMB759.3 million for the six months ended June 30, 2022 from RMB608.2 million for the corresponding period of 2021. Our gross margin increased to 35.3% for the six months ended June 30, 2022 compared to 34.0% for the corresponding period of 2021, benefitting from on-going product standardization efforts. Our non-IFRS gross profit margin decreased to 39.4% for the six months ended June 30, 2022 compared to 42.9% for the corresponding period of 2021. Operating Expenses Research and Development Expenses Our research and development costs increased by 15.7% to RMB740.5 million for the six months ended June 30, 2022 from RMB640.0 million for the corresponding period of 2021, primarily due to our investments to enhance our existing solutions as well as for innovations, including upgrades of our platforms and research development of our cloud services platform. Selling and Marketing Expenses Our selling and marketing expenses decreased by 25.4% to 218.3 million for the six months ended June 30, 2022 from RMB292.7 million for the corresponding period of 2021, mainly due to a decrease in marketing and advertising expenses and a decrease in labor cost in both employee benefits expenses and out-source labor cost. Benefitting from enhanced sales capability and improved sales efficiencies, we manage to maintain the revenue growth while keeping the sales cost low. The decrease in marketing and advertising expense is partially because we conducted fewer marketing campaigns in the first half of 2022 due to the impact of COVID-19. 12 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

Management Discussion and Analysis General and Administrative expenses Our general and administrative expenses increased by 2.6% to RMB401.9 million for the six months ended June 30, 2022 from RMB391.6 million for the corresponding period of 2021, primarily due to a significant increase in professional service fee as a result of higher expenses related to the Listing, offset by our cost optimization efforts. After excluding listing expense in connection with the Company’s listing in Hong Kong, for the six months ended June 30, 2022, adjusted general and administrative expenses was RMB333.6 million and as a percentage of revenue was 15.5%. Net Impairment Losses on Financial and Contract Assets Our net impairment losses on financial and contract assets decreased to RMB14.9 million for the six months ended June 30, 2022 from RMB44.9 million for the corresponding period of 2021, primarily in relation to due to our collection and enhanced account receivable management efforts as well as the improvement in the quality of our accounts receivable. Other Income, (Loss)/Gain – Net We incurred other income, loss-net of RMB16.1 million for the six months ended June 30, 2022 compared to other income gain-net of RMB19.6 million for the corresponding period of 2021, primarily due to a higher net loss on derivatives and a decrease in government grants and tax rebates, offset in part by a net foreign exchange gain for the six months ended June 30, 2022. The change in net foreign exchange (loss)/gain and the net loss on derivatives was due to the appreciation of the U.S. dollar against RMB. Finance Income Our finance income decreased by 77.3% from RMB23.1 million for the six months ended June 30, 2021 to RMB5.2 million for the corresponding period in 2022, primarily due to our lower average cash balances, as we decreased our onshore bank borrowings, which reduced our requirement to retain cash collateral. Finance Costs Our finance costs decreased by 55.9% from RMB44.6 million for the six months ended June 30, 2021 to RMB19.7 million for the corresponding period in 2022, primarily due to our lower level of onshore bank borrowings. Share of Gain of Associate and Joint Venture Our share of gains of associate and joint venture increased by 101.8% from RMB10.1 million for the six months ended June 30, 2021 to RMB20.3 million for the corresponding period of 2022, primarily contributed by improved profitability of Pingan Puhui Lixin Asset Management Co., Ltd. Loss Before Income Tax As a result of the foregoing, our loss before income tax decreased to RMB626.6 million for the six months ended June 30, 2022 compared to RMB753.0 million for the corresponding period of 2021. Income Tax Benefit Our income tax benefit decreased by 34.5% from RMB55.6 million for the six months ended June 30, 2021 to RMB36.4 million for the corresponding period in 2022, primarily due to a decrease in deferred income tax as a result of reduction in loss of entities that recognize tax benefit. INTERIM REPORT 2022 13

Management Discussion and Analysis Loss for the Period As a result of the foregoing, our loss decreased to RMB590.2 million for the six months ended June 30, 2022 from RMB697.4 million for the corresponding period of 2021. Cash Flow Data For the six months ended June 30, 2022, our net cash used in operating activities was RMB793.1 million, net cash generated from investing activities was RMB1,507.9 million primarily due to our proceeds from sale of financial assets at fair value through profit or loss, which was related to our cash management activities, and net cash used in financing activities was RMB692.3 million primarily due to repayments of short-term borrowings. For the corresponding period of 2021, our net cash used in operating activities was RMB1,228.5 million, net cash generated from investing activities was RMB312.4 million and net cash used in financing activities was RMB1,203.3 million. Our business is mostly a cash-flow business and therefore our operating cash flow is strongly correlated with, and mainly driven by, our profitability. Liquidity and Capital Resources For liquidity management, we conduct (i) weekly assessments on wealth management account position and weekly plan for expected inflow and outflow, (ii) regular reviews of risk, level of liquidity and market value of such assets, (iii) close monitoring of the changing market environment and assessments of the impact on liquidity, and (iv) dynamic management of wealth management account positions. These liquid assets can be used to timely supplement our cash to maintain a healthy liquidity position. Our principal sources of liquidity of our technology solution segment have been cash and cash equivalents, redeemable wealth management products, bank borrowings and cash generated from financing activities. Our principal sources of liquidity of our virtual bank business segment have been customer deposits from our virtual bank operation. As of June 30, 2022, we had cash and cash equivalents of RMB1,445.1 million (December 31, 2021: RMB1,399.4 million), restricted cash of RMB490.9 million (December 31, 2021: RMB1,060.4 million) and financial assets at fair value through profit or loss of RMB1,004.2 million (December 31, 2021: RMB2,071.7 million). Our cash and cash equivalents primarily represent cash at banks, and our restricted cash consists primarily of pledged deposits for currency swaps. Borrowings As of June 30, 2022, we had short-term borrowings of RMB266.6 million (December 31, 2021: RMB815.3 million). We had credit facilities primarily with four Chinese banks in the aggregate of committed credit of RMB233.0 million. The weighted average annual interest rate under our outstanding borrowings was 4.47% (December 31, 2021: 3.93%). None of our credit facilities contain a material financial covenant. Pledge of Assets As of June 30, 2022, among our restricted cash, RMB413.8 million were pledged for currency swaps, and RMB5.9 million were pledged for business guarantees. Other than the above, the Group did not have any encumbrances, mortgage, lien, charge or pledge on its assets. 14 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

Management Discussion and Analysis Gearing Ratio As of June 30, 2022, our gearing ratio (i.e. in percentage, total debt divided by total equity, and total debt is calculated as the aggregate of total borrowings and lease liabilities) was 12.2% (as of December 31, 2021: 25.3%). Significant Investments The Group’s investments with value of 5% or more of our total assets are considered as significant investments. As of June 30, 2022, our financial assets at fair value through profit or loss consisting of primarily our subscription for wealth management products and structured deposit products amounted to approximately RMB1,004.2 million, among which details of the investment with a value of 5% or more of the Group’s total assets as of June 30, 2022: Name of product: Ping An Asset Management Ruixiang No. 8 Insurance Asset Management Product (平安資產睿享 8 號保險資管產品) (“Ruixiang No. 8 Product”) Counterparty: Ping An Asset Management Co., Ltd (平安資產管理有限責任公司), a subsidiary of Ping An. Ping An Group is a financial services group which holds a full suite of financial services licenses in China and its operations span across the insurance business, banking business, asset management business and technology business. Type of product: Fixed-income asset management product Risk rating of product: Medium to low risk level (at R2 product risk rating) Term of product: No fixed term Expected rate of return: 3.69% per annum (based on recent year performance) Investment scope of product: Ruixiang No. 8 Product invests in, among others, bank deposits, bonds, asset- backed securities and any other financial instruments with high liquidity and low risk level. Repayment arrangement of the principal and return The principal and return (if any) will normally be repaid within the second business day after the date of redemption. Fair value as of June 30, 2022: RMB618 million Percentage to the Group’s total assets as of June 30, 2022: 6.9% For the six months ended June 30, 2022, the Company recorded a gain in fair value of the Ruixiang No. 8 Product of approximately RMB10.44 million. INTERIM REPORT 2022 15

Management Discussion and Analysis The subscription of the Ruixiang No. 8 Product by the Group is intended to increase the utilization of our surplus cash, with a view to achieving balanced yields whilst maintaining high liquidity and a low level of risk. For liquidity management, we conduct (i) weekly assessments on wealth management account position and weekly plan for expected inflow and outflow, (ii) regular reviews of risk, level of liquidity and market value of such assets, (iii) close monitoring of the changing market environment and assessments of the impact on liquidity, and (iv) dynamic management of wealth management account positions. These liquid assets can be used to timely supplement our cash to maintain a healthy liquidity position. Other than the above, we did not hold any other significant investments as of June 30, 2022. Material Acquisitions and Disposals We did not have any material acquisitions or disposals of subsidiaries, consolidated affiliated entities, or associated companies during the six months ended June 30, 2022. Future Plans for Material Investments or Capital Assets We did not have detailed future plans for significant investments or capital assets as at June 30, 2022. Contingent Liabilities We had no material contingent liabilities as of June 30, 2022. Capital Expenditures and Capital Commitment Our capital expenditures were RMB38.0 million for the six months ended June 30, 2022, as compared to RMB63.9 million for the corresponding period in 2021. These capital expenditures primarily comprised expenditures for the purchase of property and equipment, intangible assets and other long-term assets. As at June 30, 2022, we had no capital commitment (as of December 31, 2021: Nil). Risk Management Currency risk Foreign currency risk is the risk of loss resulting from changes in foreign currency exchange rates. Fluctuations in exchange rates between the RMB and other currencies in which we conduct business may affect our financial position and results of operations. The foreign currency risk assumed by us mainly comes from movements in the USD/RMB exchange rates. We and our overseas intermediate holding companies’ functional currency is USD. They are mainly exposed to foreign exchange risk arising from their cash and cash equivalents and loans to group companies dominated in RMB. We have entered into spot-forward USD/RMB currency swaps to hedge certain portion of its exposure to foreign currency risk arising from loans to group companies denominated in RMB. Under our policy, the critical terms of the swaps must substantially align with the hedge items. Our subsidiaries are mainly operated in mainland China with most of the transactions settled in RMB. We consider that the business in mainland China is not exposed to any significant foreign exchange risk as there are no significant financial assets or liabilities of these subsidiaries denominated in the currencies other than the respective functional currency. 16 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

Management Discussion and Analysis Interest rate risk Interest rate risk is the risk that the value/future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Floating rate instruments expose us to cash flow interest rate risk, whereas fixed rate instruments expose us to fair value interest risk. We are exposed to interest rate risk primarily in relation to term deposits and short-term borrowings, all of which mature in one year. We generally assume borrowings to fund working capital requirements. The risk is managed by the us by matching the terms of interest rates of term deposits and short-term borrowings. Employees and Remuneration As of June 30, 2022, we had a total of 3,444 employees, whose remuneration is determined taking into account factors such as their individual performance and contribution, professional ability and the prevailing market salary level. The following table sets forth the number of our employees by function as of June 30, 2022: Function As of June 30, 2022 Research and Development 1,812 Business Operations 453 Sales and Marketing 826 General Administration 353 Total 3,444 For the six months ended June 30, 2022, our employee benefit expenses amounted to RMB876.2 million. Our employee benefit expenses mainly include wages, salaries and other benefits for our employees. We require our employees to follow our employee manual and code of business conduct and ethics. We also carry out regular on-the-job compliance training for our management and employees to maintain a healthy corporate culture and enhance their compliance perception and responsibility. We have adopted a stock incentive plan in November 2017, which was amended and restated from time to time. INTERIM REPORT 2022 17

Corporate Governance and Other Information

INTERESTS AND SHORT POSITIONS OF THE DIRECTORS AND CHIEF EXECUTIVE OF THE COMPANY IN THE SHARES, UNDERLYING SHARES AND DEBENTURES OF THE COMPANY AND ITS ASSOCIATED CORPORATIONS

As the Company had not been listed on the Stock Exchange as of June 30, 2022, Divisions 7 and 8 of Part XV of the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong) ("**SFO**") and Section 352 of the SFO were not applicable to the Directors and chief executive of the Company as at June 30, 2022.

As at the Listing Date, so far as is known to the Directors, the interests or short positions of the Directors and chief executive of the Company in the shares, underlying shares and debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO) which were (i) required to be notified to the Company and The Stock Exchange of Hong Kong Limited (the "**Stock Exchange**") pursuant to Divisions 7 and 8 of Part XV of the SFO (including interests or short positions which they were taken or deemed to have under such provisions of the SFO), or (ii) required to be entered into the register required to be kept by the Company pursuant to Section 352 of the SFO, or (iii) otherwise notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Issuers (the "**Model Code**") set out in Appendix 10 to the Rules Governing the Listing of Securities on the Stock Exchange (the "**Listing Rules**") were as follows:

1. Interest in shares or underlying shares of the Company

Name of Director	Capacity/Nature of interest	Number of shares or underlying shares	Approximate percentage of shareholding interest [1]
Dr. Wangchun Ye	Beneficial interest[2]	2,490,477	0.21%
Ms. Rong Chen	Beneficial interest[3]	900,084	0.08%
Mr. Chongfeng Shen	Beneficial interest[4]	2,320,000	0.20%
Ms. Sin Yin Tan	Beneficial interest[5]	78,000	0.01%
Mr. Wenwei Dou	Interest in controlled corporation[6]	385,077,588	32.91%
Ms. Wenjun Wang	Interest in controlled corporation[6]	385,077,588	32.91%

Notes:

(1) The calculation is based on the total number of 1,169,980,653 issued shares of the Company ("**Shares**") (including 81,418,938 Shares issued to the depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Stock Incentive Plan) as at the Listing Date.

(2) As at the Listing Date, pursuant to the Stock Incentive Plan, Dr. Wangchun Ye has been granted 1,572,000 performance unit shares, and is entitled to receive up to 918,477 Shares pursuant to options granted, subject to the conditions (including vesting conditions) of such awards.

(3) As at the Listing Date, Ms. Rong Chen held 135,900 Shares in the form of ADSs. Further, pursuant to the Stock Incentive Plan, Ms. Rong Chen has been granted 252,000 performance unit shares, and is entitled to receive up to 279,921 Shares pursuant to options granted, subject to the conditions (including vesting conditions) of such awards. Ms. Rong Chen also directly held 232,263 Shares in the form of ADSs pursuant to the exercise of options granted under the Stock Incentive Plan.

(4) As at the Listing Date, pursuant to the Stock Incentive Plan, Mr. Chongfeng Shen has been granted 2,320,000 performance unit shares, subject to the conditions (including vesting conditions) of such award.

(5) As at the Listing Date, Ms. Sin Yin Tan held 78,000 Shares in the form of ADSs.

(6) Rong Chang is held by Mr. Wenwei Dou and Ms. Wenjun Wang, two of our non-executive Directors, as to 50% each as nominee shareholders for the benefit of certain senior employees of Ping An and its subsidiaries or associates. Pursuant to an amended and restated concert party agreement entered into between Rong Chang and Sen Rong on May 12, 2021, the aforementioned parties agreed to collectively exercise their shareholder rights in the Company and act in concert in all matters involving the operation and management of the Company. Sen Rong further agreed to entrust Rong Chang to exercise its voting rights at general meetings of our Company on its behalf. As such, under the SFO, each of Mr. Wenwei Dou and Ms. Wenjun Wang are deemed to be interested in an aggregate of 385,077,588 Shares held or controlled by Rong Chang.

18 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

Number of shares or Approximate percentage of Name of shareholder Capacity/Nature of interest underlying shares shareholding interest (1) Corporate Governance and Other Information Save as disclosed above, as at Listing Date, so far as is known to the Directors, none of the Directors and the chief executive of the Company had or were deemed to have any interest or short position in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of Part XV of the SFO), which were required to be notified under Divisions 7 and 8 of Part XV of the SFO or recorded in the register required to be kept by the Company pursuant to Section 352 of the SFO or otherwise notified to the Company and the Stock Exchange pursuant to the Model Code. INTERESTS AND SHORT POSITIONS OF THE SUBSTANTIAL SHAREHOLDERS IN SHARES AND UNDERLYING SHARES OF THE COMPANY As the Company had not been listed on the Stock Exchange as of June 30, 2022, no person (other than the Directors and chief executive of the Company) were required to be recorded in the register required to be kept by the Company under section 336 of the SFO as at June 30, 2022. As at the Listing Date, so far as is known to the Directors, the interests or short positions of persons (other than the Directors and chief executive of the Company) in the shares or underlying shares of the Company (within the meaning of Part XV of the SFO) which were required to be notified under Divisions 2 and 3 of Part XV of the SFO or recorded in the register required to be kept by the Company pursuant to section 336 of the SFO were as follows: Rong Chang Limited (“Rong Chang”) (2) (3) Beneficial Interest 385,077,588 32.91% Sen Rong Limited (“Sen Rong”) (3) (4) (5) (6) Beneficial Interest 188,061,642 16.07% Ping An Insurance (Group) Interest in controlled corporations 375,764,724 32.12% Company of China, Ltd. (“Ping An”) (6) (7) HSBC Holdings plc (5) (8) Interest in controlled corporations 92,135,985 7.87% Notes: (1) The calculation is based on the total number of 1,169,980,653 issued Shares (including 81,418,938 Shares issued to the depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under our Stock Incentive Plan) as at the Listing Date. (2) As of the Listing Date, Rong Chang was held by two of our non-executive Directors, Mr. Wenwei Dou and Ms. Wenjun Wang, as to 50% each as nominees on behalf of certain senior employees of Ping An and its subsidiaries and associates. Under the SFO, each of Mr. Wenwei Dou and Ms. Wenjun Wang are deemed to be interested in the Shares held or controlled by Rong Chang. (3) Pursuant to an amended and restated concert party agreement entered into between Rong Chang and Sen Rong on May 12, 2021, the aforementioned parties agreed to collectively exercise their shareholder rights in the Company and act in concert in all matters involving the operation and management of the Company. Sen Rong further agreed to entrust Rong Chang to exercise its voting rights at general meetings of our Company on its behalf. As such, Rong Chang and Sen Rong as a concert group led by Rong Chang were collectively interested in approximately 32.91% of the total issued capital of our Company as of the Listing Date. INTERIM REPORT 2022 19

Corporate Governance and Other Information (4) As of the Listing Date, Sen Rong was wholly-owned by Yi Chuan Jin, which was in turn held by Mr. Jie Li (李捷) and Ms. Liang Xu (許良) as to 50% each. Mr. Jie Li is the chief technology officer of our Company, and Ms. Liang Xu was previously the head of human resources department of our Company and is currently the general manager of the operation management department of Ping An Technology, a subsidiary of Ping An Group. Under the SFO, each of Mr. Jie Li and Ms. Liang Xu are deemed to be interested in the Shares held by Sen Rong. In addition, pursuant to the Stock Incentive Plan and as of the Listing Date, (a) Mr. Jie Li has been granted 944,000 performance share units, and is entitled to receive up to 267,327 Shares pursuant to options granted, subject to the conditions (including vesting conditions) of such awards. Mr. Jie Li also directly held 35,853 Shares in the form of ADSs pursuant to the exercise of options granted; and (b) Ms. Liang Xu is entitled to receive up to 39,284 Shares pursuant to options granted, subject to the conditions (including vesting conditions) of such award, and directly held 51,462 Shares in the form of ADSs pursuant to the exercise of options granted. (5) As disclosed in the listing document of the Company dated June 28, 2022 (the “Listing Document”), in connection with the liquidity arrangements for the Listing, Sen Rong has entered into stock borrowing and lending agreements (the “Stock Borrowing and Lending Agreements”) with HSBC Securities Brokers (Asia) Limited (“HSBC”) and Goldman Sachs International (“GS”), pursuant to which Sen Rong will make available to HSBC and GS (and/or their respective affiliates) stock lending facilities of up to 122,847,968 Shares. (6) Pursuant to the amended and restated option agreement dated May 12, 2021 (the “Amended and Restated Option Agreement”), each of Mr. Jie Li and Ms. Liang Xu has granted call options (the “Offshore Call Options”) to Bo Yu over their respective 5,000 ordinary shares in the issued share capital of Yi Chuan Jin (representing 100% of his/her shares in Yi Chuan Jin), and all securities in Yi Chuan Jin which are derived from such shares after the date of the Amended and Restated Option Agreement and of which he/she is the beneficial owner or to which he/she is entitled from time to time (the “Option Shares”). Bo Yu may exercise the Offshore Call Options, in whole or in part, according to the following schedule: (a) up to 50% of the Offshore Call Options may be exercised from the date of the Amended and Restated Option Agreement until the third anniversary thereof; and (b) 100% of the Offshore Call Options may be exercised, during the period commencing immediately after the third anniversary of the date of the Amended and Restated Option Agreement and ending on the tenth anniversary of the first day of such period, or such other period as extended by Bo Yu. In exercising the Offshore Call Options, in lieu of receiving the Option Shares, Bo Yu may elect to receive all or part of the Shares held by Sen Rong and therefore indirectly owned by Mr. Jie Li and Ms. Liang Xu through their holding of the Option Shares, and all securities in our Company which are derived from such Shares after the date of the Amended and Restated Option Agreement and of which he/she is the beneficial owner or to which he/she is entitled from time to time, in lieu of the Option Shares. Mr. Jie Li and Ms. Liang Xu are each entitled to his/her voting rights in Yi Chuan Jin prior to Bo Yu’s exercise of the Offshore Call Options. The exercise price per Option Share is calculated pursuant to a formula, which is based upon a predetermined value, as adjusted by, among other things, (a) the volume weighted average price of the Shares of the Company during a defined period and (b) dividends, distributions and certain dilutive events. (7) (i) Bo Yu, a wholly-owned subsidiary of An Ke Technology Company Limited, which was in turn wholly-owned by Ping An Financial Technology, a wholly-owned subsidiary of Ping An, directly held 353,077,356 Shares as of the Listing Date; and (ii) China Ping An Insurance Overseas (Holdings) Limited (“Ping An Overseas”), a subsidiary of Ping An, directly held 22,687,368 Shares represented by 7,562,456 ADSs based on public filings and to the knowledge of the Company. Ping An is a company listed on the Stock Exchange (stock code: 2318) and the Shanghai Stock Exchange (stock code: 601318). Ping An may further, through Bo Yu, indirectly receive up to 188,061,642 ordinary shares upon Bo Yu’s exercise of options under the Amended and Restated Option Agreement. Under the SFO, each of An Ke Technology Company Limited and Ping An Financial Technology are deemed to be interested in the Shares held by Bo Yu, and Ping An is deemed to be interested in the aggregate of Shares held by Bo Yu and Ping An Overseas. (8) Based on public filings, as a result of the stock borrowing and lending arrangement under the Stock Borrowing and Lending Agreements, The Hongkong and Shanghai Banking Corporation Limited is interested in 92,135,976 Shares. The Hongkong and Shanghai Banking Corporation Limited is a wholly-owned subsidiary of HSBC Asia Holdings Limited which in turn is a wholly-owned subsidiary of HSBC Holdings plc. HSBC Holdings plc is also interested in 9 Shares in the form of ADSs through one of its controlled corporations. Save as disclosed above, as at Listing Date, so far as is known to the Directors, no person (not being a Director or chief executive of the Company) had or was deemed to have any interest or short position in the shares or underlying shares of the Company which was required to be notified under Divisions 2 and 3 of Part XV of the SFO or recorded in the register required to be kept by the Company pursuant to section 336 of the SFO. 20 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

Corporate Governance and Other Information STOCK INCENTIVE PLAN Our Company adopted the Stock Incentive Plan in November 2017 (which was amended from time to time) in order to promote the interests of the Company and the Shareholders by providing key employees of the Group with an appropriate incentive, to encourage them to continue in the employment with the Group and to improve the growth, profitability and financial success of the Group. Pursuant to resolutions of the Board passed on June 24, 2022, the Board has approved certain amendments to take effect immediately upon the Listing. Since the Listing Date, the terms of the Stock Incentive Plan as amended are governed by Chapter 17 of the Listing Rules. For the avoidance of doubt, awards granted pursuant to the Stock Incentive Plan prior to the Listing Date are not subject to the provisions of the Listing Rules. The principal terms of the Stock Incentive Plan, as amended, are set out below: Summary of terms Purpose. The purpose of the Stock Incentive Plan is to attract and retain the best available personnel to promote long- term sustainable development of the Group, maximize value of the shareholders of the Company (“Shareholders”), and to achieve to a win-win outcome for our Company, our Shareholders and our employees. Type of Awards. The Stock Incentive Plan permits the award of options, performance share units (“PSUs”) or any types of share-based awards to purchase our Shares. At the discretion of Board or any other person designated by the Board as administrator, American Depositary Shares (“ADSs”) in an amount equivalent to the number of Shares which would otherwise be distributed pursuant to an award under the Stock Incentive Plan, may be distributed in lieu of Shares in settlement of any award. Award Agreement. Awards granted under the Stock Incentive Plan are evidenced by an award agreement that sets forth terms, conditions and limitations for each award, which may include the term of the award, the provisions applicable in the event of the grantee’s employment or service terminates, and our authority to unilaterally or bilaterally amend, modify, suspend, cancel or rescind the award. We will also comply with the requirements under Chapter 14A of the Listing Rules and any other provisions under the Listing Rules (to the extent applicable) with respect to the grant of options, PSUs or other types of share-based awards (including the grant of awards with respect to the Shares issued to the depositary for bulk issuance of ADSs) to connected persons after the Listing. Eligible Participants. Our employees or any other individual as determined by the plan administrator, in its sole discretion, is eligible to participate in the Stock Incentive Plan. Maximum number of Shares. Under the existing rules of the Stock Incentive Plan, the current maximum number of Shares that can be issued pursuant to share awards granted hereunder is 101,271,020 Shares. Upon the Listing, the total number of Shares which may be issued and/or transferred upon the vesting or exercise of all options that may be granted pursuant to the Stock Incentive Plan and any other share award schemes of the Company in aggregate shall not exceed 10% of the total number of Shares in issue immediately upon the Listing (the “Plan Limit”), being 116,998,065 Shares. Any share awards in the form of options that were previously granted under the Stock Incentive Plan will not be counted for the purpose of the Plan Limit. The total number of Shares to be issued and/or transferred upon exercise of all outstanding options under the Stock Incentive Plan and all other share award schemes of the Company granted and yet to be exercised shall not exceed 30% of the total number of Shares in issue from time to time. INTERIM REPORT 2022 21

Corporate Governance and Other Information Plan Administration. Administration of the Stock Incentive Plan shall be carried out by the Board itself, or by any director, committee or such person as designated by the Board for this purpose. The Board, in its sole discretion, has the right to: (i) construct and interpret the provisions of the Stock Incentive Plan, (ii) determine persons who receive awards, and the terms and conditions on which the award is granted, and when the awards granted may be vested or exercised (iii) make appropriate and fair adjustments to the terms of the award granted whenever it thinks necessary, and (iv) make such other decisions and determinations as it thinks appropriate in the course of administration of the Stock Incentive Plan. Vesting Schedule. Except as otherwise approved by the Board and subject to forfeiture and arrangement on termination of employment or service, awards granted will be vested in four years and up to 25% of the awards will become vested in any given year, provided that the vesting of PSUs shall be further subject to the termination of the lock-up period of the initial public offering of our Shares. The first vesting date shall be the first anniversary date of the grant date (or the next day if there is no anniversary date). The number of awards vested each year is subject to adjustment based on a performance index each year. For the first three vestings, any unvested portion of awards due to adjustment of the performance index can be, and can only be, carried over to the next vesting. For the fourth vesting, any unvested portion due to adjustment of the performance index will be forfeited. In addition, awards that can be vested in a year will be forfeited if certain performance index is not met. Options. Unless approved by our Shareholders in general meeting, the total number of Shares issued and/or transferred, and to be issued and/or transferred upon, the vesting or exercise of the options granted to each grantee (including exercised, canceled and outstanding options) in any 12-month period shall not exceed 1% of the Shares in issue. Our Company will not grant any options after inside information has come to its knowledge until (and including) the trading day after we have announced the information. In addition, our Company will not grant any option during the period commencing one month immediately before the earlier of (i) the date of the Board meeting (or such date is first notified to the Stock Exchange under the Listing Rules) for approving our Company’s results for any year, half-year, quarterly or any other interim period (whether or not required under the Listing Rules); and (ii) the deadline for our Company to announce its results for any year or half-year under the Listing Rules, or quarterly or any other interim period (whether or not required under the Listing Rules), and ending on the date of the results announcement. No options will be granted by our Company during any period of delay in publishing a results announcement. The administrator of the Stock Incentive Plan shall determine the exercise price of options granted, which for options granted after the Listing, shall not be lower than the higher of the following: (i) the closing price of the Shares as stated in the Stock Exchange’s daily quotations sheet on the grant date; or (ii) the average closing price of the Shares as stated in the Stock Exchange’s daily quotation sheets for the five business days immediately preceding the grant date. Vested options will become exercisable after twelve months after an initial public offering of our Shares on the New York Stock Exchange. 22 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

Corporate Governance and Other Information Voting and Dividend Rights. Until the grantee is registered as a stock holder in the register of members of our Company, such grantee shall not be entitled to dividend, voting or other shareholders’ rights or interests with respect to any share award or Shares corresponding thereto. Lapse of Awards. An award issued under the Stock Incentive Plan shall lapse automatically under certain circumstances, including but not limited to, the expiration of awards period, termination of employment for cause, operation of competing business with us during employment and within three years after termination of employment, and the tenth anniversary of the grant date of such award. Amendment and Termination. Our Board may amend or discontinue the Stock Incentive Plan. In particular, the specific provisions which relate to the matters set out in Rule 17.03 of the Listing Rules cannot be altered to the advantage of the grantees and changes to the authority of the administrator of the Stock Incentive Plan or the Directors in relation to any alteration to the terms of the Stock Incentive Plan shall not be made without the prior approval of our Shareholders in general meeting. Unless terminated earlier, the Stock Incentive Plan has a term of ten years. No termination of the Stock Incentive Plan prior to its expiry shall materially and adversely affect any option previously granted but not yet exercised at the time of termination, unless mutually agreed otherwise between the grantee and the administrator of the Stock Incentive Plan, which agreement must be in writing and signed by the grantee and our Company. Transfer Restrictions. Unless otherwise provided by law and agreed by the administrator of the Stock Incentive Plan, an award is personal to the grantee and may not be assigned or transferred or disposed of in any manner. Outstanding options and PSUs under the Stock Incentive Plan As at the Listing Date, the aggregate number of underlying Shares pursuant to the outstanding options granted under the Stock Incentive Plan is 10,864,706 Shares. Amongst the 10,864,706 options, 9,676,206 had vested and 1,188,500 remained unvested as of the Listing Date. As of the Listing Date, the aggregate number of underlying Shares pursuant to the outstanding PSUs granted under the Stock Incentive Plan is 18,297,990 Shares. Amongst the 18,297,990 PSUs granted, 615 had vested and 18,297,375 remained unvested as of the Listing Date. As of the Listing Date, the Company has not granted any other types of share-based awards. CHANGE IN DIRECTORS’ INFORMATION Since the Listing Date to the date of this report, save for the change of the chairman of the Board as announced by the Company on August 17, 2022, there has been no change in the Directors’ biographical details which is required to be disclosed pursuant to Rule 13.51B(1) of the Listing Rules. SHARE REPURCHASE PROGRAM The Board authorized a share repurchase program under which the Company was authorized to repurchase up to an aggregate of 3% of its total issued and outstanding ordinary shares during a specific period. As of June 30, 2022, the Company repurchased approximately 8.02 million ADSs, representing approximately 2.1% of its total issued and outstanding ordinary shares, for approximately US$11.17 million under its share repurchase program. INTERIM REPORT 2022 23

Corporate Governance and Other Information PURCHASE, SALE OR REDEMPTION OF THE COMPANY’S LISTED SECURITIES Neither the Company nor any of its subsidiaries purchased, sold, or redeemed any of the Company’s securities listed on the Stock Exchange since the Listing Date up to the Latest Practicable Date. Compliance with the Corporate Governance Code We aim to achieve high standards of corporate governance which are crucial to our development and safeguard the interests of our Shareholders. The Company’s corporate governance practices are based on the principles and code provisions set forth in the Corporate Governance Code and Corporate Governance Report (the “Corporate Governance Code”) contained in Appendix 14 to the Rules Governing the Listing of Securities on the Hong Kong Stock Exchange (the “Listing Rules”). The Corporate Governance Code has been applicable to the Company with effect from the Listing Date, prior to when the Corporate Governance Code was not applicable to the Company. From the Listing Date to the date of the Latest Practicable Date, the Board is of the view that the Company has complied with all applicable code provisions of the Corporate Governance Code, save for code provision C.2.1 of the Corporate Governance Code. Code provision C.2.1 of the Corporate Governance Code, the roles of chairman and chief executive should be separate and should not be performed by the same individual. The Company has appointed Mr. Chongfeng Shen as both the chairman of the Board and the chief executive of the Company. The Board however believes that it is in the interests of the Company to vest the roles of both the chairman and the chief executive officer in the same person, so as to provide consistent leadership within the Group and facilitate the prompt execution of the Group’s business strategies and boost operation effectiveness. The Board also believes that the balance of power and authority under this arrangement will not be impaired, as all major decisions must be made in consultation with the Board as a whole, together with its relevant committees, which comprise experienced individuals and four independent non-executive Directors who are in the position to provide independent insights to the Board and monitor the management and operation of the Company. To ensure proper governance and execution at management level, the Company also has in place various management committees who make management decisions collectively. The Board will periodically review and consider the effectiveness of this arrangement by taking into account the circumstances of the Group as a whole. Compliance with the Model Code for Securities Transactions by Directors The Company has adopted the Model Code for Securities Transactions by Directors of Listed Issuers (the “Model Code”) as set out in Appendix 10 to the Listing Rules as its code of conduct regarding directors’ securities transactions. As the Shares were listed on the Stock Exchange on July 4, 2022, prior to when the Model Code was not applicable to the Company. Having made specific enquiries to all of the directors of the Company, all directors of the Company confirmed that they have fully complied with all relevant requirements set out in the Model Code from the Listing Date to the Latest Practicable Date. 24 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

Corporate Governance and Other Information Audit Committee We have established an audit committee comprising of 3 members, being Mr. Tianruo Pu (as the chairperson), Mr. Koon Wing Ernest Ip and Mr. Wing Kin Anthony Chow. The audit committee has reviewed our unaudited condensed consolidated financial statements for the six months ended June 30, 2022. In addition, the independent auditor of the Company, PricewaterhouseCoopers, has reviewed our unaudited condensed consolidated financial statements for the six months ended June 30, 2022 in accordance with International Standard on Review Engagements 2410 “Review of Interim Financial Information Performed by the Independent Auditor of the Entity” for the Hong Kong filing. Interim Dividend The Board does not recommend the distribution of an interim dividend for the six months ended June 30, 2022. Safe Harbor Statement This report contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s limited operating history in the technology-as-a-service for financial institutions industry; its ability to achieve or sustain profitability; the tightening of laws, regulations or standards in the financial services industry; the Company’s ability to comply with the evolving regulatory requirements in the PRC and other jurisdictions where it operates; its ability to maintain and enlarge the customer base or strengthen customer engagement; its ability to maintain its relationship with Ping An Group, which is its strategic partner, most important customer and largest supplier; its ability to compete effectively to serve China’s financial institutions; the effectiveness of its technologies, its ability to maintain and improve technology infrastructure and security measures; its ability to protect its intellectual property and proprietary rights; its ability to maintain or expand relationship with its business partners and the failure of its partners to perform in accordance with expectations; its ability to protect or promote its brand and reputation; its ability to timely implement and deploy its solutions; its ability to obtain additional capital when desired; litigation and negative publicity surrounding China-based companies listed in the U.S.; disruptions in the financial markets and business and economic conditions; the Company’s ability to pursue and achieve optimal results from acquisition or expansion opportunities; the duration of the COVID-19 outbreak, including the emergence of COVID variants, and its potential impact on the Company’s business and financial performance; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in the Company’s filings with the Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law. INTERIM REPORT 2022 25

Report on Review of Interim Financial Information TO THE BOARD OF DIRECTORS OF ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. (Incorporated in the Cayman Islands with Limited Liability) Introduction We have reviewed the interim financial information set out on pages 27 to 78, which comprises the condensed consolidated balance sheet of OneConnect Financial Technology Co., Ltd. (the “Company”) and its subsidiaries (together, the “Group”) as at June 30, 2022 and the condensed consolidated statement of comprehensive income, the condensed consolidated statement of changes in equity and the condensed consolidated statement of cash flows for the six-month period then ended, and notes, comprising significant accounting policies and other explanatory information. The Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited require the preparation of a report on interim financial information to be in compliance with the relevant provisions thereof and International Accounting Standard 34 “Interim Financial Reporting”. The directors of the Company are responsible for the preparation and presentation of this interim financial information in accordance with International Accounting Standard 34 “Interim Financial Reporting”. Our responsibility is to express a conclusion on this interim financial information based on our review and to report our conclusion solely to you, as a body, in accordance with our agreed terms of engagement and for no other purpose. We do not assume responsibility towards or accept liability to any other person for the contents of this report. Scope of Review We conducted our review in accordance with International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion. Conclusion Based on our review, nothing has come to our attention that causes us to believe that the interim financial information of the Group is not prepared, in all material respects, in accordance with International Accounting Standard 34 “Interim Financial Reporting”. Other Matter The comparative information for the condensed consolidated balance sheet is based on the audited financial statements as at December 31, 2021. The comparative information for the condensed consolidated statements of comprehensive income, changes in equity and cash flows, and related explanatory notes, for the six-month period ended June 30, 2021 has not been audited or reviewed. PricewaterhouseCoopers Certified Public Accountants Hong Kong, August 17, 2022 26 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

Unaudited condensed consolidated statement of comprehensive income Six months ended June 30, Note 2022 RMB’000 2021 RMB’000 (Unaudited) (Unaudited) Revenue 5 2,152,703 1,787,511 Cost of revenue 6 (1,393,420) (1,179,354) Gross profit 759,283 608,157 Research and development expenses 6 (740,513) (639,970) Selling and marketing expenses 6 (218,342) (292,723) General and administrative expenses 6 (401,921) (391,641) Net impairment losses on financial and contract assets (14,925) (44,900) Other income, gains or loss – net 7 (16,095) 19,588 Operating loss (632,513) (741,489) Finance income 8 5,236 23,058 Finance costs 8 (19,661) (44,601) Finance costs – net 8 (14,425) (21,543) Share of gain of associate and joint venture, net 13 20,302 10,062 Loss before income tax (626,636) (752,970) Income tax benefit 9 36,444 55,600 Loss for the period (590,192) (697,370) Loss attributable to: – Owners of the Company (562,374) (653,682) – Non-controlling interests (27,818) (43,688) (590,192) (697,370) INTERIM REPORT 2022 27

Unaudited condensed consolidated statement of comprehensive income Note Other comprehensive income, net of tax Items that may be subsequently reclassified to profit or loss – Foreign currency translation differences – Changes in the fair value of debt instruments measured at fair value through other comprehensive income Six months ended June 30, 2022 2021 RMB’000 RMB’000 (Unaudited) (Unaudited) 233,721 (70,585) 3,713 1 237,434 (70,584) Total comprehensive loss for the period (352,758) (767,954) Total comprehensive loss attributable to: – Owners of the Company (324,940) (724,266) – Non-controlling interests (27,818) (43,688) (352,758) (767,954) Loss per share attributable to owners of the Company (expressed in RMB per share) – Basic and diluted 10 (0.51) (0.59) Loss per ADS attributable to owners of the Company (expressed in RMB per share) – Basic and diluted 10 (1.53) (1.77) 28 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

Unaudited condensed consolidated balance sheet As at As at June 30, December 31, Note 2022 RMB’000 2021 RMB’000 (Unaudited) ASSETS Non-current assets Property and equipment 11 247,063 244,412 Intangible assets 12 625,678 687,194 Deferred tax assets 730,167 683,218 Financial assets measured at amortized cost from virtual bank 19 – 674 Investments accounted for using the equity method 13 205,648 185,346 Financial assets measured at fair value through other comprehensive income 15 791,431 640,501 Contract assets 5 10 868 Total non-current assets 2,599,997 2,442,213 Current assets Trade receivables 17 1,454,032 891,174 Contract assets 5 176,006 227,895 Prepayments and other receivables 18 926,782 752,667 Financial assets measured at amortized cost from virtual bank 19 5,883 12,711 Financial assets measured at fair value through other comprehensive income 15 885,898 482,497 Financial assets at fair value through profit or loss 20 1,004,189 2,071,653 Derivative financial assets 29 8,643 – Restricted cash 21 490,886 1,060,427 Cash and cash equivalents 22 1,445,058 1,399,370 Total current assets 6,397,377 6,898,394 Total assets 8,997,374 9,340,607 INTERIM REPORT 2022 29

Unaudited condensed consolidated balance sheet As at As at June 30, December 31, Note 2022 RMB’000 2021 RMB’000 (Unaudited) EQUITY AND LIABILITIES Equity Share capital 23 78 78 Shares held for share incentive scheme 25 (153,287) (80,102) Other reserves 24 10,766,764 10,512,631 Accumulated losses (7,200,999) (6,638,625) Equity attributable to equity owners of the Company 3,412,556 3,793,982 Non-controlling interests 13,282 41,100 Total equity 3,425,838 3,835,082 LIABILITIES Non-current liabilities Trade and other payables 26 315,089 313,834 Contract liabilities 20,003 19,418 Deferred tax liabilities 6,832 9,861 Total non-current liabilities 341,924 343,113 Current liabilities Trade and other payables 26 2,544,331 2,137,099 Payroll and welfare payables 371,131 515,067 Contract liabilities 183,865 153,844 Short-term borrowings 27 266,557 815,260 Customer deposits 28 1,788,423 1,350,171 Derivative financial liabilities 29 75,305 190,971 Total current liabilities 5,229,612 5,162,412 Total liabilities 5,571,536 5,505,525 Total equity and liabilities 8,997,374 9,340,607 30 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

Unaudited condensed consolidated statement of changes in equity

		Attributable to owners of the Company						
	Note	Share capital RMB'000	Shares held for share incentive scheme RMB'000	Other reserves RMB'000	Accumulated losses RMB'000	Total RMB'000	Non-controlling interest RMB'000	Total equity RMB'000
(Unaudited)								
As at January 1, 2022		78	(80,102)	10,512,631	(6,638,625)	3,793,982	41,100	3,835,082
Loss for the period		–	–	–	(562,374)	(562,374)	(27,818)	(590,192)
Other comprehensive income, net of tax								
– Foreign currency translation differences	24	–	–	233,721	–	233,721	–	233,721
– Fair value changes on financial assets measured at fair value through other comprehensive income	24	–	–	3,713	–	3,713	–	3,713
Total comprehensive loss for the period		–	–	237,434	(562,374)	(324,940)	(27,818)	(352,758)
Transactions with equity holders:								
Share-based payments:								
– Value of employee services	25	–	–	17,504	–	17,504	–	17,504
– Vesting of shares under Restricted Share Unit Scheme	25	–	1,100	(1,100)	–	–	–	–
– Exercise of shares under Share Option Scheme	25	–	707	295	–	1,002	–	1,002
– Repurchase of shares	25	–	(74,992)	–	–	(74,992)	–	(74,992)
Total transactions with equity holders at their capacity as equity holders for the period		–	(73,185)	16,699	–	(56,486)	–	(56,486)
As at June 30, 2022		78	(153,287)	10,766,764	(7,200,999)	3,412,556	13,282	3,425,838

INTERIM REPORT 2022 31

Unaudited condensed consolidated statement of changes in equity Attributable to owners of the Company Shares held for share Non- Share incentive Other Accumulated controlling Total capital scheme reserves losses Total interest equity Note RMB’000 RMB’000 RMB’000 RMB’000 RMB’000 RMB’000 RMB’000 (Unaudited) As at January 1, 2021 78 (87,714) 10,639,931 (5,356,926) 5,195,369 89,914 5,285,283 Loss for the period – – – (653,682) (653,682) (43,688) (697,370) Other comprehensive income, net of tax – Foreign currency translation differences 24 – – (70,585) – (70,585) – (70,585) – Fair value changes on financial assets measured at fair value through other comprehensive income 24 – – 1 – 1 – 1 Total comprehensive loss for the period – – (70,584) (653,682) (724,266) (43,688) (767,954) Transactions with equity holders: Share-based payments： – Value of employee services 25 – – 8,602 – 8,602 – 8,602 32 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD. – Vesting of shares under Restricted Share Unit Scheme – Exercise of shares under Share Option – 101 (101) – – – – Scheme 25 – 6,110 2,094 – 8,204 – 8,204 Total transactions with equity holders at their capacity as equity holders for the period – 6,211 10,595 – 16,806 – 16,806 As at June 30, 2021 78 (81,503) 10,579,942 (6,010,608) 4,487,909 46,226 4,534,135

Unaudited condensed consolidated statement of cash flows Six months ended June 30, 2022 RMB’000 2021 RMB’000 (Unaudited) (Unaudited) Cash flows from operating activities Cash used in operations (788,333) (1,216,664) Income tax paid (4,723) (11,854) Net cash used in operating activities (793,056) (1,228,518) Cash flows from investing activities Payments for property and equipment (9,417) (15,692) Payments for intangible assets (28,539) (48,161) Payments for financial assets measured at fair value through other comprehensive income (226,694) – Payments for financial assets at fair value through profit or loss (1,337,826) (3,872,857) Payments for settlement of derivatives (12,495) (94,641) Release of restricted cash, net 664,818 946,670 Proceeds from sales of property and equipment 1,909 – Receipts of loans to related parties 1,900 – Proceeds from sales of financial assets at fair value through profit or loss 2,416,526 3,377,291 Proceeds from sale of financial assets at fair value through other comprehensive income 30,000 191 Interest received on financial assets at fair value through profit or loss 7,712 19,626 Net cash generated from investing activities 1,507,894 312,427 Cash flows from financing activities Proceeds from short-term borrowings 183,000 795,400 Proceeds from exercise of shares under share incentive scheme 1,002 8,204 Payments for lease liabilities (30,063) (52,763) Repayments of short-term borrowings (728,429) (1,911,929) Interest paid (12,788) (42,228) Payments for shares repurchase (104,997) – Net cash used in financing activities (692,275) (1,203,316) Net increase/(decrease) in cash and cash equivalents 22,563 (2,119,407) Cash and cash equivalents at beginning of period 1,399,370 3,055,194 Effects of exchange rate changes on cash and cash equivalents 23,125 (14,961) Cash and cash equivalents at the end of period 1,445,058 920,826 INTERIM REPORT 2022 33

Notes to the unaudited condensed consolidated interim financial information 1 General information and basis of presentation 1.1 General information OneConnect Financial Technology Co., Ltd. (the “Company”) was incorporated in the Cayman Islands on October 30, 2017 as an exempted company with limited liability under the Companies Law (Cap. 22, Law 3 of 1961 as consolidated and revised) of the Cayman Islands. The address of the Company’s registered office is PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands. The Company completed its initial public offering (“IPO”) on December 13, 2019 on the New York Stock Exchange. Each American Depositary Shares (“ADSs”) of the Company represents three ordinary shares. The Company has listed by way of introduction its ordinary shares on the Main Board of the Stock Exchange of Hong Kong Limited on July 4, 2022. The Company, its subsidiaries, its controlled structured entities (“Structured Entities”, “Variable Interest Entities” or “VIEs”) and their subsidiaries (“Subsidiaries of VIEs”) are collectively referred to as the “Group”. The Group is principally engaged in providing cloud-platform-based Fintech solutions, online information service and operating support service to financial institutions (the “Listing Business”) mainly in the People’s Republic of China (the “PRC”). The Company does not conduct any substantive operations of its own but conducts its primary business operations through its subsidiaries, VIEs and subsidiaries of VIEs in the PRC. The condensed consolidated financial statements comprise the condensed consolidated balance sheet as of June 30, 2022, the condensed consolidated statement of comprehensive income, the condensed consolidated statement of changes in equity and the condensed consolidated statement of cash flows for the six-month period then ended, and a summary of significant accounting policies and other explanatory notes (the “Interim Financial Information”). The Interim Financial Information are presented in Renminbi (“RMB”), unless otherwise stated. The Interim Financial Information have not been audited. 1.2 Basis of preparation and presentation This condensed consolidated interim financial report for the half-year reporting period ended June 30, 2022 has been prepared in accordance with International Accounting Standard (“IAS”) 34 “Interim Financial Reporting”. The interim report does not include all the notes of the type normally included in an annual financial report. Accordingly, this report should be read in conjunction with the audited consolidated annual financial statements of the Group for the year ended December 31, 2021. These condensed interim financial statements were approved for issue on August 17, 2022. 34 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

Effective for annual periods beginning on or after Notes to the unaudited condensed consolidated interim financial information 2 Summary of significant accounting policies Except as described below, the accounting policies and method of computation used in the preparation of the Interim Financial Information are generally consistent with those used in the Financial Statements in all material aspects, which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) under the historical cost convention, as modified by the revaluation of financial assets at fair value through profit of loss (“FVPL”), financial assets at fair value through other comprehensive income (“FVOCI”), certain other financial liabilities, which are carried at fair values. Taxes on income for the interim period are accrued using the estimated tax rates that would be applicable to expected total annual assessable profit. (a) New and amended standards and interpretations adopted by the Group The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2022: • Amendments to IAS 16 – Property, Plant and Equipment: Proceeds before intended use • Amendments to IFRS 3 – Reference to the Conceptual Framework • Cost of Fulfilling a Contract Amendments to IAS 37 – Onerous Contracts • Annual Improvements to IFRS Standards 2018-2020 The amendments listed above did not have material impact on the amounts recognized in prior periods and are not expected to significantly affect the current or future periods. (b) New standards and amendments to standards and interpretations not yet adopted Several new standards and amendments to standards and interpretations have been issued but not effective during the six months ended June 30, 2022 and have not been early adopted by the Group in preparing this historical financial information: IFRS 17 – Insurance Contracts January 01, 2023 Amendments to IAS 1 – Classification of Liabilities as Current or Non-current January 01, 2023 Amendments to IAS 1 – Disclosure of accounting policies January 01, 2023 Amendments to IAS 8 – Definition of accounting estimates January 01, 2023 Amendments to IAS 12 – Deferred tax related to assets and liabilities arising from a single transaction January 01, 2023 Amendments to IFRS 10 and IAS 28 – Sale or Contribution of Assets between an Investor and its Associate or Joint Venture To be determined The above new standards, new interpretations and amended standards are not expected to have a material impact on the historical financial information of the Group. INTERIM REPORT 2022 35

Notes to the unaudited condensed consolidated interim financial information 3 Critical accounting estimates and judgments The preparation of the Interim Financial Information requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets and liabilities, income and expense. Actual results may differ from these estimates. In preparing the Interim Financial Information, the significant judgments made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty are the same as those applied to the Financial Statements. 4 Management of financial risk The Group’s activities expose it to a variety of financial risks: market risk, credit risk and liquidity risk. The Interim Financial Information do not include all financial risk management information and disclosures required in the annual financial statements, and should be read in conjunction with the Financial Statements. There were no changes in any material risk management policies during the six months ended June 30, 2022. Since December 2019 COVID-19 has become widespread in China and many other countries. Although China’s economy is reopening, the Group’s operations have been negatively affected by delays in project implementation, on-site work, business development, client interaction and general uncertainties surrounding the effective and timely constraint of COVID-19. The outbreak of COVID-19 and the resulting widespread health crisis have also adversely affected the economies and financial markets, which could result in an economic downturn. As a result, customer usage of the Group’s solutions and the revenue growth have been and will continue to be adversely affected. The extent to which this outbreak impacts the Group’s financial position and results of operations will depend on future developments, which are highly uncertain and unpredictable, including new information which may emerge concerning the severity of this outbreak and future actions, if any, to contain this outbreak or treat its impact, among others. The Group has been proactively working with existing and new customers to provide operation support services and assist their shift to cloud-based solutions amid the interruptions. The Group will keep continuous attention on the situation of the COVID-19, assess and react actively to its impacts on the financial position and operating results of the Group. The Group manages liquidity risk by maintaining adequate cash and cash equivalents and borrowing facilities, by continuously monitoring forecast and actual cash flows, and by matching the maturity profiles of financial assets and liabilities. Management believes that the Group’s current cash and cash equivalents and anticipated cash flows from operations, investment and financing activities will be sufficient to meet the Group’s anticipated working capital requirements and capital expenditures for the next 12 months from June 30, 2022. 36 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

Notes to the unaudited condensed consolidated interim financial information 4 Management of financial risk (continued) 4.1 Capital management The Group’s objectives when managing capital are to safeguard the Group’s ability to continue as a going concern in order to provide returns for shareholders and benefits for other stakeholders and to maintain an optimal capital structure to enhance shareholders’ value in the long-term. The Group monitors capital (including share capital and reserves) by regularly reviewing the capital structure. As a part of this review, the Company considers the cost of capital and the risks associated with the issued share capital. The Group may adjust the amount of dividends paid to shareholders, return capital to shareholders, issue new shares or repurchase the Company’s shares. In the opinion of the Directors of the Company, the Group’s capital risk was low as at June 30, 2022. 4.2 Fair value estimation Fair value estimates are made at a specific point in time based on relevant market information and information about financial instruments. When an active market exists, such as an authorized securities exchange, the market value is the best reflection of the fair values of financial instruments. For financial instruments where there is no active market, fair value is determined using valuation techniques. The Group’s financial assets measured at fair value mainly include financial assets at fair value through profit or loss and financial assets measured at fair value through other comprehensive income. Determination of fair value and fair value hierarchy All assets and liabilities for which fair value is measured or disclosed in the historical financial information are categorized within the fair value hierarchies. The fair value hierarchy categorizes the inputs to valuation techniques used to measure fair value into three broad levels. The level in the fair value hierarchy within which the fair value measurement is categorized in its entirety is determined on the basis of the lowest level input that is significant to the fair value measurement in its entirety. The levels of the fair value hierarchy are as follows: (a) Fair value is based on quoted prices (unadjusted) in active markets for identical assets or liabilities (“Level 1”); (b) Fair value is based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices) (“Level 2”); and (c) Fair value is based on inputs for the asset or liability that are not based on observable market data (unobservable inputs) (“Level 3”). INTERIM REPORT 2022 37

Notes to the unaudited condensed consolidated interim financial information 4 Management of financial risk (continued) 4.2 Fair value estimation (continued) Determination of fair value and fair value hierarchy (continued) The level of fair value calculation is determined by the lowest level input that is significant in the overall calculation. As such, the significance of the input should be considered from an overall perspective in the calculation of fair value. For Level 2 financial instruments, valuations are generally obtained from third party pricing services for identical or comparable assets, or through the use of valuation methodologies using observable market inputs, or recent quoted market prices. Valuation service providers typically gather, analyse and interpret information related to market transactions and other key valuation model inputs from multiple sources, and through the use of widely accepted internal valuation models, provide a theoretical quote on various securities. For Level 3 financial instruments, prices are determined using valuation methodologies such as discounted cash flow models and other similar techniques. Determinations to classify fair value measurement within Level 3 of the valuation hierarchy are generally based on the significance of the unobservable factors to the overall fair value measurement, and valuation methodologies such as discounted cash flow models and other similar techniques. To determine the fair value of loans and advances to customers from Virtual Bank, loans are segregated into portfolios of similar characteristics. Fair values are estimated using discounted cash flow methodology incorporating a range of input assumptions including expected customer prepayment rates, new business interest rate estimates for similar loans. The fair value of loans reflects uncertainty in expectations about future defaults at the balance sheet date and the fair value effect of repricing between origination and the reporting date. For credit impaired loans, fair value is estimated by discounting the future cash flows over the period they are expected to be recovered. For assets and liabilities that are recognized at fair value on a recurring basis, the Group determines whether transfers have occurred between levels in the hierarchy by re-assessing categorization (based on the lowest level input that is significant to the fair value measurement as a whole) at the end of each reporting period. 38 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

As at June 30, 2022 (Unaudited) Level 1 RMB’000 Level 2 RMB’000 Level 3 RMB’000 Total RMB’000 Financial assets Financial assets at fair value through profit or loss (Note 20) – 1,003,513 676 1,004,189 Financial assets measured at fair value through other comprehensive income (Note 15) 212,445 – 1,464,884 1,677,329 Derivative financial assets (Note 29) – 8,643 – 8,643 Financial liabilities Derivative financial liabilities (Note 29) – 75,305 – 75,305 Notes to the unaudited condensed consolidated interim financial information 4 Management of financial risk (continued) 4.2 Fair value estimation (continued) Determination of fair value and fair value hierarchy (continued) The following tables provide the fair value measurement hierarchy of the Group’s financial assets and liabilities: As at December 31, 2021 Level 1 Level 2 Level 3 Total RMB’000 RMB’000 RMB’000 RMB’000 Financial assets Financial assets at fair value through profit or loss (Note 20) – 2,070,977 676 2,071,653 Financial assets measured at fair value through other comprehensive income (Note 15) 16,334 – 1,106,664 1,122,998 Financial liabilities Derivative financial liabilities (Note 29) – 190,971 – 190,971 For the six months ended June 30, 2022 and year ended December 31, 2021, there were no transfers among different levels of fair values measurement. INTERIM REPORT 2022 39

Notes to the unaudited condensed consolidated interim financial information 4 Management of financial risk (continued) 4.2 Fair value estimation (continued) Determination of fair value and fair value hierarchy (continued) Movements of Level 3 financial instruments measured at fair value are as follows: Six months ended June 30, 2022 RMB’000 2021 RMB’000 (Unaudited) (Unaudited) At beginning of period 1,107,340 5,676 Additions 587,877 – Repayments and others (229,657) – At end of the period 1,465,560 5,676 Valuation inputs and relationships to fair value The significant unobservable inputs used in level 3 fair value measurements for loans and advances to customers from virtual bank measured at fair value through other comprehensive income are discount rate and prepayment rate, and the range of inputs as at June 30, 2022 are 6.26% – 8.59% (December 31, 2021: 5.22% – 10.05%) and 0.32% – 0.36% (December 31, 2021: 0.35% – 0.39%). If the discount rate increase or decrease by 5%, with all other variables held constant, the assets and other comprehensive income would decrease RMB5,726,000 or increase RMB5,760,000 as at June 30, 2022 (December 31, 2021: decrease RMB4,579,000 or increase RMB4,608,000), If the prepayment ratio increase or decrease by 5%, with all other variables held constant, the assets and other comprehensive income would decrease or increase RMB245,000 as at June 30, 2022 (December 31, 2021: decrease or increase RMB195,000). 40 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

Notes to the unaudited condensed consolidated interim financial information 5 Segment information and revenue 5.1 Description of segments and principal activities The chief operating decision-makers and management personnel review the Group’s internal reporting in order to assess performance, allocate resources, and determine the operating segments based on these reports. The Group has the following reportable segments for the six months ended June 30, 2022: – Technology Solutions – Virtual Bank Business As the Group’s assets and liabilities are substantially located in the PRC, substantially all revenues are earned and substantially all expenses incurred in the PRC, no geographical segments are presented. Six months ended June 30, 2022 Intersegment eliminations Virtual Bank Technology and (Unaudited) Business RMB’000 Solutions RMB’000 adjustments RMB’000 Consolidated RMB’000 Revenue 45,700 2,108,367 (1,364) 2,152,703 Cost of revenue (21,574) (1,373,210) 1,364 (1,393,420) Gross profit 24,126 735,157 – 759,283 Operating loss (66,107) (566,406) – (632,513) Loss before income tax (66,178) (560,458) – (626,636) Other segment information Depreciation of property and equipment 7,558 56,052 – 63,610 Amortization of intangible assets 12,406 73,611 – 86,017 Additions of non-current assets except for goodwill and deferred income tax assets 33,740 70,655 – 104,395 INTERIM REPORT 2022 41

Notes to the unaudited condensed consolidated interim financial information 5 Segment information and revenue (continued) 5.1 Description of segments and principal activities (continued) Six months ended June 30, 2021 Intersegment eliminations Virtual Bank Technology and (Unaudited) Business RMB’000 Solutions RMB’000 adjustments RMB’000 Consolidated RMB’000 Revenue 7,207 1,780,514 (210) 1,787,511 Cost of revenue (14,808) (1,164,756) 210 (1,179,354) Gross profit (7,601) 615,758 – 608,157 Operating loss (97,287) (644,202) – (741,489) Loss before income tax (97,472) (655,498) – (752,970) Other segment information Depreciation of property and equipment 4,994 62,885 – 67,879 Amortization of intangible assets 9,020 151,362 – 160,382 Additions of non-current assets except for goodwill and deferred income tax assets 21,315 44,955 – 66,270 42 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

Notes to the unaudited condensed consolidated interim financial information

5 Segment information and revenue (continued)

5.1 Description of segments and principal activities (continued)

(Unaudited)	As at June 30, 2022 Virtual Bank Business RMB'000	Technology Solutions RMB'000	Intersegment eliminations and adjustments RMB'000	Consolidated RMB'000
ASSETS				
Segment Assets	2,402,984	6,615,566	(1,040,504)	7,978,046
Goodwill	–	289,161	–	289,161
Deferred income tax assets	–	730,167	–	730,167
Total assets	2,402,984	7,634,894	(1,040,504)	8,997,374
LIABILITIES				
Segment Liabilities	1,867,632	3,711,571	(14,499)	5,564,704
Deferred income tax liabilities	–	6,832	–	6,832
Total Liabilities	1,867,632	3,718,403	(14,499)	5,571,536

	As at December 31, 2021 Virtual Bank Business RMB'000	Technology Solutions RMB'000	Intersegment eliminations and adjustments RMB'000	Consolidated RMB'000
ASSETS				
Segment Assets	2,032,344	7,377,469	(1,041,585)	8,368,228
Goodwill	–	289,161	–	289,161
Deferred income tax assets	–	683,218	–	683,218
Total assets	2,032,344	8,349,848	(1,041,585)	9,340,607
LIABILITIES				
Segment Liabilities	1,459,125	4,097,004	(60,465)	5,495,664
Deferred income tax liabilities	–	9,861	–	9,861
Total Liabilities	1,459,125	4,106,865	(60,465)	5,505,525

INTERIM REPORT 2022 43

Notes to the unaudited condensed consolidated interim financial information

5 Segment information and revenue (continued)

5.2 Revenue

(a) Disaggregation of revenue

	Six months ended June 30, 2022 RMB'000 (Unaudited)	2021 RMB'000 (Unaudited)
– Technology Solutions		
Implementation	342,611	328,023
Transaction based and support revenue		
– Operation support services	572,105	486,716
– Business origination services	219,494	236,250
– Risk management services	198,497	204,977
– Cloud services platform	665,207	442,560
– Post-implementation support services	26,794	24,676
– Others	82,295	57,102
– Virtual Bank Business		
Interest and commission	45,700	7,207
	2,152,703	1,787,511

Disaggregation of revenue by timing of transfer of services over time or at a point in time is set out below:

(Unaudited)	At a point in time	Over time	Total
Six months ended June 30, 2022			
Implementation	–	342,611	342,611
Transaction based and support revenue			
– Operation support services	190,624	381,481	572,105
– Business origination services	219,494	–	219,494
– Risk management services	198,497	–	198,497
– Cloud services platform	–	665,207	665,207
– Post-implementation support services	–	26,794	26,794
– Others	82,137	45,858	127,995
	690,752	1,461,951	2,152,703

44 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

Notes to the unaudited condensed consolidated interim financial information

5 Segment information and revenue (continued)

5.2 Revenue (continued)

(a) Disaggregation of revenue (continued)

(Unaudited)	At a point in time	Over time	Total
Six months ended June 30, 2021			
Implementation	–	328,023	328,023
Transaction based and support revenue			
– Operation support services	189,225	297,491	486,716
– Business origination services	236,250	–	236,250
– Risk management services	204,977	–	204,977
– Cloud services platform	–	442,560	442,560
– Post-implementation support services	–	24,676	24,676
– Others	56,424	7,885	64,309
	686,876	1,100,635	1,787,511

During the six months ended June 30, 2022 and 2021, the Group mainly operated in PRC and most of the revenue were generated in PRC.

Based on historical actual results of the Group, the third and fourth quarters of the Group usually record higher revenue. In the financial year ended December 31, 2021, 43% of revenues accumulated in the first half of the year, with 57% accumulating in the second half.

INTERIM REPORT 2022 45

Notes to the unaudited condensed consolidated interim financial information

5 Segment information and revenue (continued)

5.2 Revenue (continued)

(b) Contract assets and liabilities

The Group has recognized the following revenue-related contract assets and liabilities:

	As at June 30, 2022 RMB'000 (Unaudited)	As at December 31, 2021 RMB'000
Contract assets		
– Implementation	223,141	271,521
– Transaction based and support	31,254	39,582
– Business origination services	4,346	9,976
– Operation support services	15,546	17,449
– Post implementation support services	11,362	12,157
	254,395	311,103
Less: Impairment loss allowance		
– Implementation	(71,299)	(72,266)
– Transaction based and support	(7,080)	(10,074)
– Operation support services	(1,055)	(4,771)
– Post implementation support services	(6,025)	(5,303)
	(78,379)	(82,340)
	176,016	228,763
Less: Non-current contract assets	(10)	(868)
	176,006	227,895

46 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

Notes to the unaudited condensed consolidated interim financial information 6 Expenses by nature Six months ended June 30, 2022 RMB’000 2021 RMB’000 (Unaudited) (Unaudited) Employee benefit expenses (a) 876,153 876,253 Technology service fees 1,163,995 863,715 Outsourcing labor costs 167,885 167,279 Amortization of intangible assets (Note 12) 86,017 160,382 Business origination fees to channel partners 147,126 128,913 Purchase costs of products 78,979 56,598 Depreciation of property and equipment (Note 11) 63,610 67,879 Marketing and advertising fees 22,047 35,242 Professional service fees 8,546 19,742 Listing expenses 68,329 – Travelling expenses 18,760 28,690 Impairment loss of intangible assets (Note 12) 9,047 2,095 Others 43,702 96,900 Total cost of revenue, research and development expenses, selling and marketing expenses, general and administrative expenses 2,754,196 2,503,688 Six months ended June 30, 2022 RMB’000 2021 RMB’000 (Unaudited) (Unaudited) Research and development costs – Employee benefit expenses 282,253 277,582 – Technology service fees 463,535 381,241 – Amortization of intangible assets 4,234 2,656 – Depreciation of property and equipment 7,546 4,883 – Others 11,315 9,504 Amounts incurred 768,883 675,866 Less: capitalized – Employee benefit expenses (28,250) (32,022) – Technology service fees (120) (3,874) (28,370) (35,896) 740,513 639,970 INTERIM REPORT 2022 47

Notes to the unaudited condensed consolidated interim financial information 6 Expenses by nature (continued) (a) Employee benefit expenses are as follows: Six months ended June 30, 2022 RMB’000 2021 RMB’000 (Unaudited) (Unaudited) Wages and salaries 683,916 713,858 Welfare and other benefits 176,058 158,526 Share-based payments (Note 25) 16,179 3,869 876,153 876,253 7 Other income, gains or loss – net Six months ended June 30, 2022 RMB’000 2021 RMB’000 (Unaudited) (Unaudited) Net foreign exchange (loss)/gain (177,181) 28,204 Government grants and tax rebates 23,542 26,598 Net gain on financial assets at fair value through profit or loss 18,948 22,653 Net gain/(loss) on derivatives 117,685 (71,031) Guarantee gain, net 158 8,422 Others 753 4,742 (16,095) 19,588 48 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

Notes to the unaudited condensed consolidated interim financial information 8 Finance costs – net Six months ended June 30, 2022 RMB’000 2021 RMB’000 (Unaudited) (Unaudited) Finance income Interest income on bank deposits 5,236 23,058 Finance costs Interest expense on borrowings (9,514) (33,927) Interest expense on lease liabilities (Note 16(b)) (3,906) (2,682) Interest expense on redemption liability (5,064) (7,462) Bank charges (1,177) (530) (19,661) (44,601) (14,425) (21,543) 9 Income tax benefit The income tax benefit of the Group for the six months ended June 30, 2022 and 2021 are analyzed as follows: Six months ended June 30, 2022 RMB’000 2021 RMB’000 (Unaudited) (Unaudited) Current income tax (13,534) (11,578) Deferred income tax 49,978 67,178 Income tax benefit 36,444 55,600 INTERIM REPORT 2022 49

Notes to the unaudited condensed consolidated interim financial information 9 Income tax benefit (continued) (a) PRC Enterprise Income Tax (“EIT”) The income tax provision of the Group in respect of operations in Mainland China has been calculated at the tax rate of 25%, unless preferential tax rates were applicable. Shenzhen OneConnect, Vantage Point Technology, BER Technology and Shenzhen CA as subsidiaries of the Group, were established in mainland China. Vantage Point Technology, BER Technology and Shenzhen CA were “High and New Technology Enterprise” and therefore were entitled to a preferential income tax rate of 15%. The qualification of “High and New Technology Enterprise” of Shenzhen OneConnect expired in May 2022. As at June 30, 2022, Shenzhen OneConnect was renewing such qualification. (b) Cayman Islands Income Tax The Company is incorporated under the laws of the Cayman Islands as an exempted company with limited liability under the Companies Law of the Cayman Islands and is not subject to Cayman Islands income tax. (c) Hong Kong Income Tax The Hong Kong income tax rate is 16.5%. No Hong Kong profits tax was provided for as there was no estimated assessable profit that was subject to Hong Kong profits tax for the six months ended June 30, 2022 and 2021. (d) Singapore Income Tax The Singapore income tax rate is 17%. No Singapore profits tax was provided for as there was no estimated taxable profit that was subject to Singapore profits tax for the six months ended June 30, 2022 and 2021. (e) Indonesia Income Tax The income tax provision in respect of the Group’s operations in Indonesia was calculated at the tax rate of 22% on the taxable profits for the six months ended June 30, 2022 and 2021. (f) Malaysia Income Tax The Malaysia income tax rate is 24%. No Malaysia profits tax was provided for as there was no estimated taxable profit that was subject to Malaysia profits tax for the six months ended June 30, 2022 and 2021. (g) Philippines Income Tax The Philippines income tax rate is 25%. No Philippines profits tax was provided for as there was no estimated taxable profit that was subject to Philippines profits tax for the six months ended June 30, 2022 and 2021. 50 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

Notes to the unaudited condensed consolidated interim financial information 9 Income tax benefit (continued) (h) PRC Withholding Tax (“WHT”) According to the EIT Law, distribution of profits earned by PRC companies since January 1, 2008 to overseas investors is subject to withholding tax of 5% or 10%, depending on the region of incorporation of the overseas investor, upon the distribution of profits to overseas-incorporated immediate holding companies. For the six months ended June 30, 2022 and 2021, no deferred income tax liability on WHT was accrued because the subsidiaries of the Group were loss making. 10 Loss per share Six months ended June 30, 2022 RMB’000 2021 RMB’000 (Unaudited) (Unaudited) Net loss for the period attributable to owners of the Company (562,374) (653,682) Weighted average number of ordinary shares in issue (in ’000 shares) 1,103,087 1,107,152 Basic loss per share (RMB yuan) (0.51) (0.59) Diluted loss per share (RMB yuan) (0.51) (0.59) Basic loss per ADS (RMB yuan) (Note) (1.53) (1.77) Diluted loss per ADS (RMB yuan) (Note) (1.53) (1.77) Note: One ADS represented three ordinary shares of the Company. Basic loss per share is calculated by dividing the loss attributable to owners of the Company by the weighted average number of ordinary shares in issue during the six months ended June 30, 2022 and 2021. Shares held for share incentive scheme purpose have been treated as treasury shares. Accordingly, for purpose of calculation of loss per share, the issued and outstanding number of ordinary shares as at June 30, 2022 and 2021 has taking into account the shares held for share incentive scheme purpose. The effects of all outstanding share options granted under the Share Option Scheme and Restricted Share Units Scheme (Note 25) for six months ended June 30, 2022 and 2021 have been excluded from the computation of diluted loss per share as their effects would be anti-dilutive. Accordingly, dilutive loss per share for the six months ended June 30, 2022 and 2021 were the same as basic loss per share for the period. INTERIM REPORT 2022 51

Notes to the unaudited condensed consolidated interim financial information

11 Property and equipment

	Office and telecommunication equipment RMB'000	Right-of-use properties RMB'000	Leasehold improvements RMB'000	Total RMB'000
(Unaudited)				
Six months ended June 30, 2022				
Opening net book amount	58,448	144,001	41,963	244,412
Additions	5,358	66,439	4,059	75,856
Disposals, net	(1,914)	(9,136)	–	(11,050)
Depreciation charge	(12,248)	(37,903)	(13,459)	(63,610)
Exchange difference	230	901	324	1,455
Closing net book amount	49,874	164,302	32,887	247,063
As at June 30, 2022				
Cost	124,565	434,611	112,864	672,040
Accumulated depreciation	(71,845)	(269,873)	(79,084)	(420,802)
Exchange difference	(2,846)	(436)	(893)	(4,175)
Net book amount	49,874	164,302	32,887	247,063
(Unaudited)				
Six months ended June 30, 2021				
Opening net book amount	51,039	120,941	52,304	224,284
Additions	7,465	2,417	8,227	18,109
Disposals, net	(472)	(4,676)	–	(5,148)
Depreciation charge	(10,280)	(46,803)	(10,796)	(67,879)
Exchange difference	(120)	(205)	(91)	(416)
Closing net book amount	47,632	71,674	49,644	168,950
As at June 30, 2021				
Cost	107,914	350,461	101,963	560,338
Accumulated depreciation	(57,193)	(277,518)	(51,102)	(385,813)
Exchange difference	(3,089)	(1,269)	(1,217)	(5,575)
Net book amount	47,632	71,674	49,644	168,950

52 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

Notes to the unaudited condensed consolidated interim financial information 11 Property and equipment (continued) During the different periods, the approximate depreciation which were charged to cost of revenue, research and development expenses, selling and marketing expenses and general and administrative expenses were as follows: Six months ended June 30, 2022 RMB’000 2021 RMB’000 (Unaudited) (Unaudited) Cost of revenue 1,560 1,198 Research and development expenses 7,546 4,883 Selling and marketing expenses 2,638 2,183 General and administrative expenses 51,866 59,615 63,610 67,879 Depreciation of office and telecommunication equipment is allocated to different functional expenses based on usage of equipment by different functional divisions. Right-of-use properties and leasehold improvement are primarily related to business office buildings leased by the Group and used as corporate headquarters. For leased business office buildings which are for general and administrative use, the depreciation of the related right-of-use properties and leasehold improvement is charged to general and administrative expense. INTERIM REPORT 2022 53

Notes to the unaudited condensed consolidated interim financial information

12 Intangible assets

	Application and platform								
	Contributed by Ping An Group	Developed internally	Acquired	Purchased Software	Development costs in progress	Goodwill	Business license	Others	Total
(Unaudited)	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000	RMB'000
Six months ended June 30, 2022									
Opening net book amount	–	226,943	2,231	27,041	45,389	289,161	92,341	4,088	687,194
Additions	–	–	–	169	28,370	-	–	–	28,539
Write-off	–	(6,371)	–	–	(2,676)	-	–	–	(9,047)
Transfer	–	3,328	–	–	(3,328)	-	–	–	–
Amortization	–	(57,491)	(2,231)	(8,899)	–	-	(15,862)	(1,534)	(86,017)
Exchange differences	–	4,068	–	342	599	-	–	–	5,009
Closing net book amount	–	170,477	–	18,653	68,354	289,161	76,479	2,554	625,678
As at June 30, 2022									
Cost	690,910	718,132	61,078	148,976	68,479	289,161	155,492	80,263	2,212,491
Accumulated amortization	(690,910)	(548,755)	(61,078)	(130,055)	–	-	(79,013)	(77,709)	(1,587,520)
Exchange differences	–	1,100	–	(268)	(125)	-	–	–	707
Net book amount	–	170,477	–	18,653	68,354	289,161	76,479	2,554	625,678
Six months ended June 30, 2021									
Opening net book amount	–	287,674	29,709	44,758	121,122	289,161	124,145	20,494	917,063
Additions	–	–	570	11,695	35,896	-	–	–	48,161
Write-off	–	(2,095)	–	–	–	-	–	–	(2,095)
Transfer	–	88,626	–	–	(88,626)	-	–	–	–
Amortization	–	(94,278)	(14,026)	(23,167)	–	-	(15,942)	(12,969)	(160,382)
Exchange differences	–	(831)	–	(117)	(288)	-	–	–	(1,236)
Closing net book amount	–	279,096	16,253	33,169	68,104	289,161	108,203	7,525	801,511
As at June 30, 2021									
Cost	690,910	676,057	61,078	141,999	68,392	289,161	155,492	80,263	2,163,352
Accumulated amortization	(690,910)	(395,039)	(44,825)	(108,310)	–	-	(47,289)	(72,738)	(1,359,111)
Exchange differences	–	(1,922)	–	(520)	(288)	-	–	–	(2,730)
Net book amount	–	279,096	16,253	33,169	68,104	289,161	108,203	7,525	801,511

54 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

Notes to the unaudited condensed consolidated interim financial information

12 Intangible assets (continued)

During the six months ended June 30, 2022 and 2021, the amount of amortization charged to cost of revenue, research and development expenses and general and administrative expenses are as follows:

Amortization of intangible assets

	Six months ended June 30,	
	2022	2021
	RMB'000	RMB'000
	(Unaudited)	(Unaudited)
Cost of revenue	79,496	156,640
Research and development expenses	4,234	2,656
General and administrative expenses	2,287	1,086
	86,017	160,382

13 Investments accounted for using the equity method

(a) Investment in associate

	Six months ended June 30,	
	2022	2021
	RMB'000	RMB'000
	(Unaudited)	(Unaudited)
At beginning of period	184,907	172,757
Share of gains of associate	20,741	11,979
At end of period	205,648	184,736

On March 28, 2017, Shanghai OneConnect set up Pingan Puhui Lixin Asset Management Co., Ltd. ("Puhui Lixin") with Pingan Puhui Enterprise Management Co., Ltd. ("Puhui Management"), a subsidiary of Lufax. The Group's equity interests in Puhui Lixin was 40% for the six months ended June 30, 2022 and 2021.

INTERIM REPORT 2022 55

Notes to the unaudited condensed consolidated interim financial information 13 Investments accounted for using the equity method (continued) (b) Investment in joint venture Six months ended June 30, 2022 RMB’000 2021 RMB’000 (Unaudited) (Unaudited) At beginning of period 439 2,976 Share of losses of joint venture (439) (1,917) Exchange difference – (329) At end of period – 730 On August 23, 2019, the Group entered into an investment in SBI OneConnect Japan Co., Ltd. (“SBI Japan”) with SBI Holdings, Inc., (“SBI”) and disposed of the investment in October 2021. The Group entered into an agreement of setting up Financial Open Portal (Guangxi) Cross-border Financial Digital Co., Ltd. (“Open Portal Guangxi”) with Digital Guangxi Group Co., Ltd. (“Digital Guangxi”) on April 10, 2020. The Group and Digital Guangxi owned the equity interest in Open Portal Guangxi as to 51% and shares control with Digital Guangxi so that accounts for the investment as a joint venture. The joint ventures accounted for using the equity method are individually immaterial. 56 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

Notes to the unaudited condensed consolidated interim financial information 14 Financial instruments by category The Group holds the following financial instruments: Note Financial assets Financial assets at amortized cost – Trade receivables 17 – Prepayments and other receivables (excluding non-financial asset items) 18 – Financial assets measured at amortized cost from As at June 30, 2022 RMB’000 (Unaudited) 1,454,032 640,745 As at December 31, 2021 RMB’000 891,174 543,538 virtual bank 19 5,883 13,385 – Restricted cash 21 490,886 1,060,427 – Cash and cash equivalents 22 1,445,058 1,399,370 Financial assets measured at fair value through other comprehensive income (FVOCI) 15 1,677,329 1,122,998 Financial assets at fair value through profit or loss (FVPL) Derivative financial assets – Held at FVPL 20 1,004,189 8,643 2,071,653 – Total 6,726,765 7,102,545 Financial liabilities Liabilities at amortized cost – Trade and other payables (excluding non-financial liability items) 26 1,591,405 1,464,750 – Short-term borrowings 27 266,557 815,260 – Customer deposits 28 1,788,423 1,350,171 Derivative financial liability – Held at FVPL 29 75,305 190,971 Total 3,721,690 3,821,152 INTERIM REPORT 2022 57

Notes to the unaudited condensed consolidated interim financial information

15 Financial assets measured at fair value through other comprehensive income

	As at June 30, 2022 RMB'000 (Unaudited)	As at December 31, 2021 RMB'000
Loans and advances to customers from virtual bank	1,461,680	1,103,460
Equity securities (Note a)	3,204	3,204
Debt securities	212,445	16,334
	1,677,329	1,122,998
Less: Non-current financial asset measured at fair value through other comprehensive income	(791,431)	(640,501)
	885,898	482,497

(a) On August 4, 2016, the Group acquired 5% equity interest in Fujian Exchange Settlement Centre Co., Ltd. (福建交易場所清算中心股份有限公司) at a consideration of RMB5,000,000.

16 Leases

(a) Amounts recognized in the consolidated balance sheet

	As at June 30, 2022 RMB'000 (Unaudited)	As at December 31, 2021 RMB'000
Right-of-use assets (Note 11)		
– Properties	164,302	144,001
Lease liabilities (Note 26)		
– Non current	94,941	97,473
– Current	69,568	57,417
	164,509	154,890

58 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

As at June 30, 2022 RMB’000 (Unaudited) As at December 31, 2021 RMB’000 Trade receivables Less: impairment loss allowance 1,511,717 (57,685) 934,152 (42,978) 1,454,032 891,174 Notes to the unaudited condensed consolidated interim financial information 16 Leases (continued) (b) Amounts recognized in the consolidated statement of comprehensive income Six months ended June 30, 2022 RMB’000 2021 RMB’000 (Unaudited) (Unaudited) Depreciation charge of right-of-use assets 37,903 46,803 Interest expenses (included in finance cost) 3,906 2,682 41,809 49,485 The total cash outflow for leases for the six months ended June 30, 2022 and 2021 were RMB32,004,000 and MB 53,145,000 respectively. Expenses recognized in relation to short-term leases for the six months ended June 30, 2022 and 2021 amounted to RMB1,941,000 and RMB382,000 respectively. 17 Trade receivables INTERIM REPORT 2022 59

Notes to the unaudited condensed consolidated interim financial information

17 Trade receivables (continued)

Trade receivables and their aging analysis, based on recognition date, are as follows:

	As at June 30, 2022 RMB'000 (Unaudited)	As at December 31, 2021 RMB'000
Up to 1 year	1,439,914	897,114
1 to 2 years	51,783	22,920
2 to 3 years	12,265	8,026
Above 3 years	7,755	6,092
	1,511,717	934,152

18 Prepayments and other receivables

	As at June 30, 2022 RMB'000 (Unaudited)	As at December 31, 2021 RMB'000
Deposit receivable*	636,707	539,625
Value-added-tax deductible	71,796	53,437
Advance to suppliers	115,668	93,230
Advance to staffs	45,995	42,343
Receivables for value-added-tax paid on behalf of wealth management products	7,006	6,881
Others	52,578	20,119
Less: impairment loss allowance	(2,968)	(2,968)
	926,782	752,667

* Deposit receivable mainly represents deposit paid to related parties and other suppliers according to the contract terms and receivable within one year.

60 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

Six months ended June 30, 2022 2021 RMB’000 RMB’000 (Unaudited) (Unaudited) At beginning of period Additions Exchange differences (2,968) – – (3,349) (1,800) 17 At end of period (2,968) (5,132) As at June 30, 2022 RMB’000 (Unaudited) As at December 31, 2021 RMB’000 Loans and advances to customers Less: impairment loss allowance 5,898 (15) 13,575 (190) 5,883 13,385 Less: non-current portion – (674) 5,883 12,711 Notes to the unaudited condensed consolidated interim financial information 18 Prepayments and other receivables (continued) (a) Movements in the impairment loss allowance of prepayments and other receivables are as follows: 19 Financial assets measured at amortized cost from virtual bank The balance represents financial assets measured at amortized cost carried from Virtual Bank, a wholly owned subsidiary of the Group since 2021. INTERIM REPORT 2022 61

Notes to the unaudited condensed consolidated interim financial information

20 Financial assets at fair value through profit or loss

	As at June 30, 2022 RMB'000 (Unaudited)	As at December 31, 2021 RMB'000
Contingent refundable consideration	676	676
Wealth management products	1,003,513	2,070,977
	1,004,189	2,071,653

As at June 30, 2022 and December 31, 2021, out of the wealth management products which the Group invested in, RMB1,003,513,000 and RMB2,070,977,000 were issued by subsidiaries of Ping An Group which are redeemable upon request by the holders, respectively.

21 Restricted cash

	As at June 30, 2022 RMB'000 (Unaudited)	As at December 31, 2021 RMB'000
Pledged bank deposits	419,693	1,043,718
Accrued interests	1,065	6,444
Time deposits with initial terms over three months	70,128	10,265
	490,886	1,060,427

As at June 30, 2022, RMB413,791,000 (USD61,655,000) were pledged for currency swaps, and RMB5,902,000, were pledged for business guarantees.

As at December 31, 2021, RMB670,022,000 (USD105,090,000) of the bank deposits had been pledged for short-term borrowings of the Group with weighted average interest rate of 0.94% per annum, RMB368,866,000 (USD57,855,000) were pledged for currency swaps, and RMB4,830,000, which pledged for business guarantees.

62 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

As at June 30, 2022 RMB’000 (Unaudited) As at December 31, 2021 RMB’000 Cash on hand Cash at banks and central bank 12 1,445,046 12 1,399,358 1,445,058 1,399,370 Number of shares USD Notes to the unaudited condensed consolidated interim financial information 22 Cash and cash equivalents 23 Share capital Authorized Ordinary shares of USD0.00001 at June 30, 2022 and December 31, 2021 5,000,000,000 50,000 Issued Number of shares USD Equivalent to RMB Ordinary shares of USD0.00001 on December 31, 2020 1,169,980,661 11,700 78,008 Surrendered ordinary shares (Note) (8) – – Ordinary shares of USD0.00001 on June 30, 2022,December 31, 2021 and June 30, 2021 1,169,980,653 11,700 78,008 Note: On April 1, 2021 and April 2, 2021, the Company bought back and cancelled 8 ordinary shares from Round A Investors. INTERIM REPORT 2022 63

Notes to the unaudited condensed consolidated interim financial information

24 Other reserves

	Recapitalization reserve RMB'000	Share premium RMB'000	Share-based compensation reserve RMB'000	Foreign currency translation differences RMB'000	Others RMB'000	Total RMB'000
(Unaudited)						
As at January 1, 2022	1,200,000	9,627,159	200,631	(285,674)	(229,485)	10,512,631
– Foreign currency translation differences	–	–	–	233,721	–	233,721
– Fair value changes on financial assets at fair value through other comprehensive income	–	–	–	–	3,713	3,713
Share-based payments:						
– Value of services (Note 25)	–	–	17,504	–	–	17,504
– Exercise of shares under share option Scheme	–	–	295	–	–	295
– Vesting of shares under Restricted Share Unit Scheme	–	–	(1,100)	–	–	(1,100)
As at June 30, 2022	1,200,000	9,627,159	217,330	(51,953)	(225,772)	10,766,764
(Unaudited)						
As at January 1, 2021	1,200,000	9,627,159	173,577	(133,132)	(227,673)	10,639,931
– Foreign currency translation differences	–	–	–	(70,585)	–	(70,585)
– Fair value changes on financial assets at fair value through other comprehensive income	–	–	–	–	1	1
Share-based payments:						
– Value of services (Note 25)	–	–	8,602	–	–	8,602
– Exercise of shares under share option Scheme	–	–	2,094	–	–	2,094
– Vesting of shares under Restricted Share Unit Scheme	–	–	(101)	–	–	(101)
As at June 30, 2021	1,200,000	9,627,159	184,172	(203,717)	(227,672)	10,579,942

64 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

Notes to the unaudited condensed consolidated interim financial information 25 Share-based payments For the purpose of establishing the Group’s share incentive scheme, Xin Ding Heng Limited (“Xin Ding Heng”) was set up in 2017 as a special purpose vehicle to indirectly hold 66,171,600 ordinary shares of the Company. As the Company has the power to govern the relevant activities of Xin Ding Heng and can derive benefits from the services to be rendered by the grantees, the directors of the Company consider that it is appropriate to consolidate Xin Ding Heng. In September 2020, the Company purchased at par value of the 66,171,600 ordinary shares indirectly held by Xin Ding Heng and deposited these shares to the depositary of its ADS program. The aggregate consideration of RMB88,280,000 for 66,171,600 shares had been recognized as “shares held for share incentive scheme” before the respective shares were effectively transferred to guarantees under share incentive scheme. On November 7, 2017, equity-settled share-based compensation plan (“the Share Option Scheme”) was set up with the objective to recognize and reward the contribution of eligible directors, employees and other persons (collectively, the “Grantees”) for the growth and developments of the Group. On September 10, 2019, the Board of Directors of the company approved to amend and restate the equity-settled share-based compensation plan to supplement the Share Option Scheme with performance-based shares to grant to the Grantees (“the Restricted Share Units Scheme”). The 66,171,600 shares reserved for the share incentive scheme comprise the options previously granted under the Share Option Scheme and the remaining shares for grant under the Restricted Share Units Scheme. Both the Share Option Scheme and the Restricted Share Units Scheme are valid and effective for 10 years from the grant date. Share-based compensation expenses for the six months ended June 30, 2022 and 2021 were allocated as follows: Six months ended June 30, 2022 RMB’000 2021 RMB’000 (Unaudited) (Unaudited) – Cost of revenue 1,422 291 – Research and development expenses 1,759 2,181 – Selling and marketing expenses 1,919 484 – General and administrative expenses 12,404 5,646 Total 17,504 8,602 Value of employee’s services (Note 6) 16,179 3,869 Value of non-employee’s services 1,325 4,733 Total 17,504 8,602 INTERIM REPORT 2022 65

Notes to the unaudited condensed consolidated interim financial information

25 Share-based payments (continued)

(a) Share Option Scheme

Subject to the Grantee continuing to be a service provider, 100% of these options will be vested over 4 years upon fulfilling the non-market performance conditions prescribed in the grantee agreement.

The exercisable period of options starts no earlier than 12 months after the Company successfully completes an initial public offering and the Company's shares get listed in the stock exchange ("IPO and Listing") and no later than 8 years from the grant date. The vesting date is determined by the Board of Directors of the Company.

Movements in the number of share options granted to employees are as follows:

	Number of share options Six months ended June 30,	
	2022 (Unaudited)	2021 (Unaudited)
At beginning of period	12,725,995	19,459,994
Exercised	(529,728)	(4,580,127)
Forfeited	(1,314,061)	(651,344)
At end of period	10,882,206	14,228,523

For the outstanding share options, the weighted-average exercise price was RMB24.97 and RMB22.69 per share and the weighted-average remaining contractual life was 4.87 and 3.82 years as at June 30, 2022 and 2021, respectively.

Share options outstanding at the balance sheet dates have the following expiry dates and exercise prices.

				Number of share options	
Grant Year	Expiry Year	Exercise price RMB	Fair value of options RMB	As at June 30, 2022 (Unaudited)	As at December 31, 2021
2017	2027	1	1	1,025,117	1,109,682
2017	2027	2	1	5,340,055	5,785,221
2018	2028	52	26	3,697,124	4,704,219
2019	2029	52	23	819,910	1,126,873
				10,882,206	12,725,995

66 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

Notes to the unaudited condensed consolidated interim financial information 25 Share-based payments (continued) (a) Share Option Scheme (continued) The Company has used the discounted cash flow method to determine the underlying equity fair value of the Company to determine the fair value of the underlying ordinary share before its IPO. Key assumptions, such as discount rate and projections of future performance, are required to be determined by the Company with best estimate. Based on fair value of the underlying ordinary share, the Company has used Binomial option-pricing model to determine the fair value of the share option as at the grant date. Key assumptions are set as below: Date of grant November 7, 2017 November 8, 2018 June 1, 2019 Discount rate 24.0% 17.0% 17.0% Risk-free interest rate 4.0% 4.0% 3.0% Volatility 52.0% 51.0% 46.0% Dividend yield 0.0% 0.0% 0.0% The Binomial Model requires the input of highly subjective assumptions. The risk-free rate for periods within the contractual life of the option is based on the China Treasury yield curve in effect at the time of grant. The expected dividend yield was estimated based on the Company’s expected dividend policy over the expected life of the options. The Company estimates the volatility of its ordinary shares at the respective dates of grant based on the historical volatility of similar U.S. public companies for a period equal to the expected life preceding the grant date. (b) Restricted Share Units Scheme Subject to the Grantee continuing to be a service provider, 100% of these restricted share units will be vested over 4 years upon fulfilling the service conditions and non-market performance conditions prescribed in the grantee agreement. Movements in the number of restricted share units granted to employees are as follows: Number of restricted share units Six months ended June 30, 2022 (Unaudited) 2021 (Unaudited) At beginning of period 16,552,829 1,751,702 Granted 4,145,900 2,262,300 Vested (824,973) (75,281) Forfeited (2,086,616) (365,671) At end of period 17,787,140 3,573,050 INTERIM REPORT 2022 67

Notes to the unaudited condensed consolidated interim financial information

25 Share-based payments (continued)

(b) Restricted Share Units Scheme (continued)

Restricted share units outstanding at the balance sheet dates have the following expiry dates and fair value prices.

Grant Year	Fair value of restricted share units RMB	Number of restricted share units As at June 30, 2022 (Unaudited)	As at December 31, 2021
September-19	35.22	496,042	545,383
January-20	16.18	11,667	18,000
April-20	16.98	55,000	82,500
July-20	38.67	17,250	17,250
June-21	13.69	377,672	503,076
June-21	14.31	169,500	226,000
June-21	14.93	337,500	1,279,800
July-21	15.16	197,000	252,000
September-21	5.53	6,560,000	7,346,000
October-21	5.25	353,000	448,000
October-21	3.91	2,115	2,820
October-21	4.68	5,832,000	5,832,000
January-22	2.40	152,294	–
January-22	2.41	1,740,000	–
January-22	3.29	836,100	–
January-22	2.64	400,000	–
April-22	1.78	250,000	–
		17,787,140	16,552,829

The Company has used the discounted cash flow method to determine the underlying equity fair value of the Company to determine the fair value of the underlying ordinary share before its IPO. Key assumptions, such as discount rate and projections of future performance, are required to be determined by the Company with best estimate.

68 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

Notes to the unaudited condensed consolidated interim financial information 25 Share-based payments (continued) (b) Restricted Share Units Scheme (continued) Based on fair value of the underlying ordinary share, the Company has used the Monte Carlo model to determine the fair value of the restricted share units as at the grant date. Key assumptions are set as below: Six months ended June 30, 2022 (Unaudited) 2021 (Unaudited) Discount rate* 15.0% 15.0% Risk-free interest rate 2.0%~3.0% 2.0%~3.0% Volatility 43.0%~49.0% 43.0%~49.0% Dividend yield 0.0% 0.0% * Applicable for the restricted share units granted in September 2019. The Monte Carlo model requires the input of highly subjective assumptions. The risk-free rate for periods within the contractual life of the restricted share units is based on the China Treasury Bond Yield Curve in effect at the time of grant. The expected dividend yield was estimated based on the Company’s expected dividend policy over the expected life of the restricted share units. The Company estimates the volatility of its ordinary shares at the date of grant based on the historical volatility of similar US public companies for a period equal to the expected life preceding the grant date. (c) Share Repurchase In 2022, the board of directors of the Company approved a new share repurchase program in which the Company may purchase its own American depositary shares (“ADSs”) for award grant purpose. For six months ended June 30, 2022, the Company repurchased 8.02 million ADSs for a total cost of RMB74,992,000. INTERIM REPORT 2022 69

Notes to the unaudited condensed consolidated interim financial information

26 Trade and other payables

	As at June 30, 2022 RMB'000 (Unaudited)	As at December 31, 2021 RMB'000
Trade payables		
Due to related parties	829,505	747,449
Due to third parties	290,883	354,279
	1,120,388	1,101,728
Redemption liability	276,589	271,525
Accrued expenses	381,389	209,676
Security deposits	106,811	56,236
Lease liabilities (Note 16(a))	164,509	154,890
Amounts payable for purchase of shares held for share incentive scheme (Note 25)	88,280	88,280
Other tax payables	50,636	44,716
Amounts due to related parties	561,850	431,351
Service fees refundable	6,588	9,809
Others	102,380	82,722
	2,859,420	2,450,933
Less: non – current portion		
Redemption liability	(131,868)	(128,081)
Lease liabilities	(94,941)	(97,473)
Amounts payable for purchase of shares held for share incentive scheme (Note 25)	(88,280)	(88,280)
	(315,089)	(313,834)
	2,544,331	2,137,099

As at June 30, 2022 and December 31, 2021, the aging of the trade payables are mainly within one year.

70 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

Notes to the unaudited condensed consolidated interim financial information

27 Short-term borrowings

	As at June 30, 2022 RMB'000 (Unaudited)	As at December 31, 2021 RMB'000
Secured	50,090	663,136
Unsecured	216,467	152,124
	266,557	815,260

As at June 30, 2022, out of the secured borrowings, RMB50,090,000 was guaranteed by Shenzhen HTI Financing Guarantee Co., Ltd. The weighted average interest rate of short-term borrowings was 4.47 % per annum as at June 30, 2022.

As at December 31, 2021, out of the secured borrowings, RMB597,400,000 were secured by restricted cash of RMB670,022,000 (Note 21), RMB9,014,000 was guaranteed by Haidian Financing Guarantee RMB53,722,000 was guaranteed by Shenzhen HTI Financing Guarantee Co., Ltd., and RMB3,000,000 was secured by the accounts receivable that BER Technology could claim from Guilin Bank Co., Ltd. in the following two years. The weighted average interest rate of short-term borrowings was 3.93% per annum as at December 31, 2021.

28 Customer deposits

	As at June 30, 2022 RMB'000 (Unaudited)	As at December 31, 2021 RMB'000
Fixed deposits	1,365,689	–
Current and savings accounts	422,734	1,350,171
	1,788,423	1,350,171

It represented customer deposits held by Virtual Bank.

INTERIM REPORT 2022 71

Notes to the unaudited condensed consolidated interim financial information 29 Derivative financial assets and liabilities As at June 30, As at December 31, 2022 2021 Nominal Nominal amount Fair value amount Fair value RMB’000 RMB’000 (Unaudited) Foreign exchange swaps 43,624 444 – – Currency forwards 653,495 8,199 – – Derivative financial assets 697,119 8,643 – – Foreign exchange swaps 1,848,990 74,621 2,186,865 152,005 Currency forwards 506,302 684 1,095,958 38,966 Derivative financial liabilities 2,355,292 75,305 3,282,823 190,971 30 Dividends No dividends were paid or declared by the Company for the six months ended June 30, 2022 and 2021. 31 Related party transactions The following significant transactions were carried out between the Group and its related parties for the six months ended June 30, 2022 and 2021. In the opinion of the Directors of the Company, the related party transactions were carried out in the normal course of business and at terms negotiated between the Group and the respective related parties. 72 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

Name of related parties Relationship with the Group Notes to the unaudited condensed consolidated interim financial information 31 Related party transactions (continued) (a) Names and relationships with related parties The following companies are related parties of the Group that had balances and/or transactions with the Group for the six months ended June 30, 2022 and 2021. Sen Rong Limited (i) A shareholder that has significant influence over the Group Rong Chang Limited (i) A shareholder that has significant influence over the Group Bo Yu A shareholder that has significant influence over the Group Ping An Group Ultimate parent company of Bo Yu Subsidiaries of Ping An Group Controlled by Ping An Group Puhui Lixin Significant influenced by the Group SBI Japan (ii) Significant influenced by the Group Open Portal Guangxi Significant influenced by the Group (i) As a result of the acting-in-concert agreement entered into between Sen Rong and Rong Chang, pursuant to which Sen Rong has agreed to act together with Rong Chang for the purpose of exercising Sen Rong’s shareholders’ rights in the Company, Rong Chang and Sen Rong have significant influence over the Group as a concert group. (ii) On October of 2021, the Group disposed the investment of SBI Japan(Note 13) and no longer has significant influence over it. (b) Key management personnel compensations Key management includes directors (executive and non-executive) and senior officers. The compensations paid or payable by the Group to key management for employee services are shown below: Six months ended June 30, 2022 RMB’000 2021 RMB’000 (Unaudited) (Unaudited) Wages and salaries 15,518 11,886 Welfare and other benefits 330 390 Share-based payments 6,566 731 22,414 13,007 INTERIM REPORT 2022 73

Notes to the unaudited condensed consolidated interim financial information 31 Related party transactions (continued) (c) Significant transactions with related parties Six months ended June 30, 2022 RMB’000 2021 RMB’000 (Unaudited) (Unaudited) Revenue Ping An Group and its subsidiaries 1,231,282 1,000,696 Revenue generated by providing implementation and support service jointly with Ping An Technology (Shenzhen) Co., Ltd, a related party, for the six months ended June 30, 2022 and 2021 amounted to RMB463,000 and RMB3,059,000, respectively. Purchase of services Ping An Group and its subsidiaries Net gain from wealth management products consolidated by related parties Ping An Group and its subsidiaries 909,056 10,461 712,814 10,315 Net gain/(loss) on derivatives Ping An Group and its subsidiaries 117,685 (71,031) Interest income on bank deposits Ping An Group and its subsidiaries 4,710 6,675 Leasing payment Ping An Group and its subsidiaries 7,541 9,057 Interest expenses Ping An Group and its subsidiaries 2,673 9,768 74 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

Trade related As at June 30, 2022 RMB’000 (Unaudited) As at December 31, 2021 RMB’000 Trade receivables Ping An Group and its subsidiaries (i) 808,980 442,694 Contract assets Ping An Group and its subsidiaries 23,864 17,746 Prepayment and other receivables Ping An Group and its subsidiaries (i) 629,538 531,327 Cash and restricted cash Ping An Group and its subsidiaries 536,767 429,527 Trade and other payables Ping An Group and its subsidiaries (i) Open Portal Guangxi (i) 1,391,355 – 1,178,438 362 1,391,355 1,178,800 Contract liabilities Ping An Group and its subsidiaries (i) 15,765 19,018 Notes to the unaudited condensed consolidated interim financial information 31 Related party transactions (continued) (d) Balances with related parties INTERIM REPORT 2022 75

Trade related As at June 30, 2022 RMB’000 (Unaudited) As at December 31, 2021 RMB’000 Non-trade related (ii) Financial assets at fair value through profit or loss (Note 20) Ping An Group and its subsidiaries 798,267 599,540 Prepayment and other receivables Open Portal Guangxi (i) 1,758 3,515 Cash and restricted cash Ping An Group and its subsidiaries 415,056 702,058 Derivative financial assets Ping An Group and its subsidiaries 8,642 – Short-term borrowings Ping An Group and its subsidiaries – 300,805 Derivative financial liabilities Ping An Group and its subsidiaries 75,305 190,971 Notes to the unaudited condensed consolidated interim financial information 31 Related party transactions (continued) (d) Balances with related parties (continued) (i) The balances with related parties were unsecured, interest-free and repayable on demand. (ii) The balances were mainly for treasury management purpose which are collectable or repayable on demand or within one year. 76 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.

Notes to the unaudited condensed consolidated interim financial information 32 The Group’s maximum exposure to unconsolidated structured entities The Group has determined that all of assets management products managed by the Group and its investments in wealth management products, which are not controlled by the Group, are unconsolidated structured entities. The Group invests in wealth management products managed by related parties for treasury management purposes. The Group also managed some assets management fund products as fund manager to generate fees from managing assets on behalf of other investors, mainly Ping An Group and its subsidiaries. The assets management fund products are financed by capital contribution from investors. The following table shows the Group’s maximum exposure to the unconsolidated structured entities which represents the Group’s maximum possible risk exposure that could occur as a result of the Group’s arrangements with structured entities. The maximum exposure is contingent in nature and approximates the sum of direct investments made by the Group. The direct investments made by the Group are classified as FVPL. The size of unconsolidated structured entities and the Group’s funding and maximum exposure are shown below: Unconsolidated structured entities The Group’s Carrying maximum Interest held by June 30, 2022 (Unaudited) Size RMB’000 amount RMB’000 exposure RMB’000 the Group Asset management products 681,804 – – Service fee managed by the Group Wealth management products managed by related parties Note a 1,003,513 1,003,513 Investment income Unconsolidated structured entities The Group’s Carrying maximum Interest held by December 31,2021 Size RMB’000 amount RMB’000 exposure RMB’000 the Group Asset management products 1,329,453 – – Service fee managed by the Group Wealth management products Note a 2,070,977 2,070,977 Investment income managed by related parties Note a: The asset management and wealth management products are sponsored by related financial institutions and the information related to size of these structured entities were not publicly available. The carrying amount is recorded in financial assets at fair value through profit or loss. INTERIM REPORT 2022 77

Notes to the unaudited condensed consolidated interim financial information 33 Contingencies The Group did not have any material contingent liabilities as at June 30, 2022 and December 31, 2021. 34 Subsequent events The Company has listed by way of introduction its ordinary shares on the Main Board of the Stock Exchange of Hong Kong Limited under the stock code “6638” on July 4, 2022. 78 ONECONNECT FINANCIAL TECHNOLOGY CO., LTD.